                                                               FILE NO. 333-
                                                                        811-3859
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4
                  REGISTRATION STATEMENT UNDER THE SECURITIES
                                  ACT OF 1933
                                                                             /X/

                         PRE-EFFECTIVE AMENDMENT NO.                         / /

                         POST-EFFECTIVE AMENDMENT NO.                        / /

                                     AND/OR
                  REGISTRATION STATEMENT UNDER THE INVESTMENT
                              COMPANY ACT OF 1940                            /X/

                                AMENDMENT NO. 1
                        (CHECK APPROPRIATE BOX OR BOXES)

                            ------------------------

                            VARIABLE SEPARATE ACCOUNT
       (PORTION RELATING TO THE DIVERSIFIED STRATEGIES VARIABLE ANNUITY)
                           (Exact Name of Registrant)

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                              1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
             (Address of Depositor's Principal Offices) (Zip Code)

       Depositor's Telephone Number, including Area Code: (310) 772-6000

                            CHRISTINE A. NIXON, ESQ.
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                              1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
                    (Name and Address of Agent for Service)


The Registrant hereby amends this registration statement on
such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities
Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO CHANGE, COMPLETION OR AMENDMENT WITHOUT NOTICE. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE PROSPECTUS IS DELIVERED IN FINAL FORM.

                                   PROSPECTUS
                                  July 9, 2001
                   ALLOCATED FIXED AND VARIABLE GROUP ANNUITY
                                   issued by
                           VARIABLE SEPARATE ACCOUNT
                                      and
                     ANCHOR NATIONAL LIFE INSURANCE COMPANY

The annuity contract has   investment choices - 7 available fixed investment
options which offer interest rates guaranteed by Anchor National for different
periods of time,   variable investment SELECT PORTFOLIOS,   variable investment
FOCUSED PORTFOLIOS and   variable investment SEASONS STRATEGIES and 16 variable
investment options from the WM Variable Trust:

                              SEASONS SERIES TRUST

        SELECT PORTFOLIOS                    FOCUSED PORTFOLIOS                   SEASONS STRATEGIES
      LARGE CAP GROWTH                       FOCUS GROWTH                           GROWTH
     LARGE CAP COMPOSITE               FOCUS GROWTH AND INCOME                 MODERATE GROWTH
       LARGE CAP VALUE                      FOCUS TECHNET                      BALANCED GROWTH
       MID CAP GROWTH                                                        CONSERVATIVE GROWTH
        MID CAP VALUE
          SMALL CAP
    INTERNATIONAL EQUITY
  DIVERSIFIED FIXED INCOME
       CASH MANAGEMENT

              all of which invest in the underlying portfolios of
                              SEASONS SERIES TRUST
                              which is managed by:

            SELECT PORTFOLIOS                       FOCUSED PORTFOLIOS                      SEASONS STRATEGIES
        DEUTSCHE ASSET MANAGEMENT                  FRED ALGER MANAGEMENT            PUTNAM INVESTMENT MANAGEMENT, INC.
     GOLDMAN SACHS ASSET MANAGEMENT                 JENNISON ASSOCIATES               T. ROWE PRICE ASSOCIATES, INC.
        JANUS CAPITAL CORPORATION             MARSICO CAPITAL MANAGEMENT LLC             JANUS CAPITAL CORPORATION
         LORD, ABBETT & COMPANY                  DRESDNER RCM GLOBAL FUNDS        SUNAMERICA ASSET MANAGEMENT CORPORATION
 SUNAMERICA ASSET MANAGEMENT CORPORATION        SUNAMERICA ASSET MANAGEMENT         WELLINGTON MANAGEMENT COMPANY, LLP
     T. ROWE PRICE ASSOCIATES, INC.                     CORPORATION
     GOLDMAN SACHS ASSET MANAGEMENT/           VANWAGONER CAPITAL MANAGEMENT
  GOLDMAN SACHS ASSET MANAGEMENT INT'L
   WELLINGTON MANAGEMENT COMPANY, LLP

                               WM VARIABLE TRUST

                     PORTFOLIOS                                              FUNDS
             STRATEGIC GROWTH PORTFOLIO                                   EQUITY FUND
           CONSERVATIVE GROWTH PORTFOLIO                              GROWTH & INCOME FUND
                 BALANCED PORTFOLIO                               GROWTH FUND OF THE NORTHWEST
          CONSERVATIVE BALANCED PORTFOLIO                                 GROWTH FUND
             FLEXIBLE INCOME PORTFOLIO                                 MID CAP STOCK FUND
                                                                      SMALL CAP STOCK FUND
                                                                   INTERNATIONAL GROWTH FUND
                                                                     SHORT TERM INCOME FUND
                                                                U.S. GOVERNMENT SECURITIES FUND
                                                                          INCOME FUND
                                                                       MONEY MARKET FUND

You can put your money into any one or all of the VARIABLE PORTFOLIOS, SEASONS STRATEGIES, WM Funds or Portfolios and/or fixed investment options.

Please read this prospectus carefully before investing and keep it for your future reference. It contains important information you should know about the Diversified Strategies Variable Annuity. This variable annuity provides an optional bonus feature called "Diversified Strategies Rewards." If you elect this feature, in exchange for bonuses credited to your contract, your surrender charge schedule will be longer and greater than if you chose not to elect this feature. These withdrawal charges may offset the value of any bonus, if you make an early withdrawal.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information ("SAI") dated July 9, 2001. The SAI has been filed with the Securities and Exchange Commission ("SEC") and can be considered part of this prospectus.

The table of contents of the SAI appears on page 41 of this prospectus. For a free copy of the SAI, call us at 800/445-SUN2 or write our Annuity Service Center at, P.O. Box 54299, Los Angeles, California 90054-0299.

A registration statement has been filed with the SEC under the Securities Act of 1933 relating to the contract. This prospectus does not contain all the information in the registration statement as permitted by SEC regulations. The omitted information can be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC.

ANNUITIES INVOLVE RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL, AND ARE NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. THEY ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INCORPORATION OF CERTAIN
DOCUMENTS BY REFERENCE

Anchor National files its Exchange Act documents and reports, including its annual and quarterly reports on Form 10-K and Form 10-Q, electronically pursuant to EDGAR under CIK No. 0000006342.

Anchor National is subject to the informational requirements of the Securities and Exchange Act of 1934 (as amended). We file reports and other information with the SEC to meet those requirements. You can inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

CHICAGO, ILLINOIS
500 West Madison Street
Chicago, IL 60661

NEW YORK, NEW YORK
7 World Trade Center, 13th Fl.
New York, NY 10048

To obtain copies by mail, contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the required documents are mailed.

Registration statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the separate account, Anchor National and its general account, the Variable Portfolios and the contract, please refer to the registration statements and exhibits.

The SEC also maintains a website (http:// www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by Anchor National.

Anchor National will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of the documents incorporated by reference. Requests for these documents should be directed to Anchor National's Annuity Service Center, as follows:

    Anchor National Life Insurance Company
    Annuity Service Center
    P.O. Box 54299
    Los Angeles, California 90054-0299
    Telephone Number: (800) 445-SUN2

SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION

Indemnification for liabilities arising under the Securities Act of 1933 (the "Act") is provided to Anchor National's officers, directors and controlling persons. The SEC has advised that it believes such indemnification is against public policy under the Act and unenforceable. If a claim for indemnification against such liabilities (other than for Anchor National's payment of expenses incurred or paid by its directors, officers or controlling persons in the successful defense of any legal action) is asserted by a director, officer or controlling person of Anchor National in connection with the securities registered under this prospectus, Anchor National will submit to a court with jurisdiction to determine whether the indemnification is against public policy under the Act. Anchor National will be governed by final judgment of the issue. However, if in the opinion of Anchor National's counsel this issue has been determined by controlling precedent, Anchor National will not submit the issue to a court for determination.

TABLE OF CONTENTS

 GLOSSARY....................................................    4
 HIGHLIGHTS..................................................    5
 FEE TABLES..................................................    6
     Owner Transaction Expenses..............................    6
     Annual Separate Account Expenses........................    6
     The Optional Income Protector Fee.......................    6
     The Optional Enhanced Death Benefit Fee.................    6
     The Optional Earnings Advantage Fee.....................    6
     Investment Portfolio Expenses of Portfolios and Seasons
      Strategies.............................................    7
     The WM Trust............................................    8
 EXAMPLES....................................................    9
 THE DIVERSIFIED STRATEGIES VARIABLE ANNUITY.................   16
 PURCHASING A DIVERSIFIED STRATEGIES VARIABLE ANNUITY........   17
     Allocation of Purchase Payments.........................   17
     Diversified Strategies Rewards Program..................   17
     Accumulation Units......................................   19
     Free Look...............................................   20
 INVESTMENT OPTIONS..........................................   20
     Variable Investment Options.............................   21
       The PORTFOLIOS........................................   21
       The SEASONS STRATEGIES................................   22
       THE WM TRUST..........................................   24
     Market Value Adjustment.................................   25
     Dollar Cost Averaging...................................   26
     Transfers During the Accumulation Phase.................   26
     Asset Allocation Rebalancing Program....................   28
     Principal Advantage Program.............................   28
     Voting Rights...........................................   29
     Substitution............................................   29
 ACCESS TO YOUR MONEY........................................   29
     Free Withdrawal Provision...............................   29
     Systematic Withdrawal Program...........................   31
     Nursing Home Waiver.....................................   31
     Minimum Contract Value..................................   31
     Qualified Contract Owners...............................   31
 DEATH BENEFIT...............................................   32
     Standard Death Benefit..................................   33
     Enhanced Death Benefit..................................   33
     Spousal Continuation....................................   35
 EXPENSES....................................................   35
     Insurance Charges.......................................   35
     Withdrawal Charges......................................   35
     Investment Charges......................................   36
     Contract Maintenance Fee................................   37
     Transfer Fee............................................   37
     Option Death Benefit Fees...............................   37
     Optional Income Protector Fee...........................   37
     Premium Tax.............................................   37
     Income Taxes............................................   37
     Reduction or Elimination of Charges and Expenses, and
      Additional Amounts Credited............................   37
 INCOME OPTIONS..............................................   38
     Annuity Date............................................   38
     Income Options..........................................   38
     Allocation of Annuity Payments..........................   39
     Transfers During the Income Phase.......................   40
     Deferment of Payments...................................   40
     The Income Protector....................................   40
 TAXES.......................................................   43
     Annuity Contracts in General............................   43
     Tax Treatment of Distributions--Non-qualified
      Contracts..............................................   43
     Tax Treatment of Distributions--Qualified Contracts.....   44
     Minimum Distributions...................................   44
     Diversification.........................................   44
 PERFORMANCE.................................................   45
 OTHER INFORMATION...........................................   45
     Anchor National.........................................   45
     The Separate Account....................................   46
     Custodian...............................................   46
     The General Account.....................................   46
     Distribution of the Contract............................   46
     Administration..........................................   46
     Legal Proceedings.......................................   47
 INDEPENDENT ACCOUNTANTS.....................................   47
 TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION....   48
 APPENDIX A--CONDENSED FINANCIAL INFORMATION.................  A-1
 APPENDIX B--DIVERSIFIED STRATEGIES REWARDS PROGRAM
  EXAMPLES...................................................  B-1
 APPENDIX C--MARKET VALUE ADJUSTMENT.........................  C-1
 APPENDIX D--DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION...  D-1
 APPENDIX F--PREMIUM TAXES...................................  F-1

GLOSSARY

We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we define them in this glossary.

ACCUMULATION PHASE--The period during which you invest money in your contract.

ACCUMULATION UNITS--A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT(S)--The person(s) on whose life (lives) we base annuity payments.

ANNUITY DATE--The date on which annuity payments are to begin, as selected by you.

ANNUITY UNITS--A measurement we use to calculate the amount of annuity payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY(IES)--The person(s) designated to receive any benefits under the contract if you or the Annuitant dies.

COMPANY--Anchor National Life Insurance Company ("Anchor National"), We, Us, the issuer of this annuity contract.

INCOME PHASE--The period during which we make annuity payments to you.

IRS--The Internal Revenue Service.

NON-QUALIFIED (CONTRACT)--A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

PAYMENT ENHANCEMENT(S)--The amount(s) allocated to your contract by Us under the Diversified Strategies Rewards Program. Payment enhancements are calculated as a percentage of your Purchase Payments and are considered earnings.

VARIABLE PORTFOLIOS--A sub-account of Variable Separate Account which provides for the variable investment options available under the contract. This inlcudes the Variable portfolios as well as the WM Trust funds and portfolios. Each has a distinct investment objective and is invested in the underlying investment portfolios of the Seasons Series Trust or the WM Variable Trust as applicable.

PURCHASE PAYMENTS--The money you give us to buy the contract, as well as any additional money you give us to invest in the contract after you own it.

QUALIFIED (CONTRACT)--A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or individual retirement account ("IRA").

STRATEGY(IES)--A sub-account of Variable Separate Account which provides for the variable investment options available under the contract. Each SEASONS STRATEGY has its own investment objective and is invested in the underlying investment portfolios of the Seasons Series Trust. This investment option allocates assets to three out of six available portfolios, each of which is managed by a different investment advisor.

HIGHLIGHTS

The Diversified Strategies Variable Annuity is a contract between you and Anchor National Life Insurance Company (Anchor National). It is designed to help you invest on a tax-deferred basis and meet long-term financial goals. There are minimum Purchase Payment amounts required to purchase a contract. Purchase payments may be invested in a variety of variable and fixed account options. You may also elect to participate in the Rewards feature of the contract that can provide you with Payment Enhancements to invest in your contract. If you elect participation in this feature, your contract will be subject to a longer surrender charge schedule. Like all deferred annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your contract. The Income Phase begins when you start receiving income payments from your annuity to provide for your retirement.

FREE LOOK: If you cancel your contract within 10 days after receiving it (or whatever period is required in your state), we will cancel the contract without charging a withdrawal charge. You will receive whatever your contract is worth on the day that we receive your request. This amount may be more or less than your original Purchase Payment. We will return your original Purchase Payment if required by law. If you elected to participate in the Rewards feature, you receive any gain and we bear any loss on any Payment Enhancement(s) if you decide to cancel your contract during the free look period. PLEASE SEE PURCHASING A DIVERSIFIED STRATEGIES VARIABLE ANNUITY IN THE PROSPECTUS.

EXPENSES: There are fees and charges associated with the contract. Each year, we deduct a $35 contract maintenance fee from your contract, which may be waived for contracts of $50,000 or more. We also deduct insurance charges, which equal 1.40% annually of the average daily value of your contract allocated to the Strategies and Portfolios. There are investment charges on amounts invested in the Strategies and Portfolios. If you elect optional features available under the contract we may charge additional fees for these features. A separate withdrawal charge schedule applies to each Purchase Payment. The amount of the withdrawal charge declines over time. After a Purchase Payment has been in the contract for seven complete years, or nine complete years if you participate in the Rewards feature, withdrawal charges no longer apply to that portion of the Purchase Payment. PLEASE SEE THE FEE TABLE, PURCHASING A DIVERSIFIED STRATEGIES VARIABLE ANNUITY AND Expenses IN THE PROSPECTUS.

ACCESS TO YOUR MONEY: You may withdraw money from your contract during the Accumulation Phase. If you do so, earnings are deemed to be withdrawn first. You will pay income taxes on earnings and untaxed contributions when you withdraw them. Payments received during the Income Phase are considered partly a return of your original investment. A federal tax penalty may apply if you make withdrawals before age 59 1/2. As noted above, a withdrawal charge may apply. PLEASE SEE ACCESS TO YOUR MONEY AND TAXES IN THE PROSPECTUS.

DEATH BENEFIT: A death benefit feature is available under the contract to protect your Beneficiaries in the event of your death during the Accumulation Phase. PLEASE SEE DEATH BENEFITS IN THE PROSPECTUS.

INCOME OPTIONS: When you are ready to begin taking income, you can choose to receive income payments on a variable basis, fixed basis or a combination of both. You may also chose from five different income options, including an option for income that you cannot outlive. PLEASE SEE INCOME OPTIONS IN THE PROSPECTUS.

PLEASE READ THE PROSPECTUS CAREFULLY FOR MORE DETAILED INFORMATION REGARDING THESE AND OTHER FEATURES AND BENEFITS OF THE CONTRACT, AS WELL AS THE RISKS OF INVESTING.

INQUIRIES: If you have questions about your contract call your financial representative or contact us at Anchor National Life Insurance Company Annuity Service Center P.O. Box 54299 Los Angeles, California 90054-0299. Telephone
Number: (800) 445-SUN2.

DIVERSIFIED STRATEGIES VARIABLE ANNUITY FEE TABLES
                    ------------------------------------------------------------

OWNER TRANSACTION EXPENSES

Withdrawal Charge as a percentage of Purchase Payments:

YEARS:                    1          2          3          4          5          6          7          8          9          10
Non-Principal Rewards
  Schedule...........     7%         6%         6%         5%         4%         3%         2%         0%         0%         0%
Principal Rewards
  Schedule...........     9%         8%         7%         6%         6%         5%         4%         3%         2%         0%

Contract Maintenance
Charge...............  $35 each year ($30 in North Dakota)
                       (waived for contracts over $50,000)

ANNUAL SEPARATE ACCOUNT EXPENSES
(as a percentage of daily net asset value)

Mortality Risk Charge........................  0.90%
Expense Risk Charge..........................  0.35%
Distribution Expense Charge..................  0.15%
                                               ----
      Total Separate Account Expenses........  1.40%

THE OPTIONAL INCOME PROTECTOR FEE
(The Income Protector Program is optional and if elected the fee is deducted annually from your contract value.)

Fee as a percentage
 of your Income
 Benefit Base*.......          [0%-1.00%]

* The Income Benefit Base, which is described more fully in the prospectus, is generally calculated by using your contract value on the date of your effective enrollment in the program and then each subsequent contract anniversary, adding purchase payments made since the prior contract anniversary, less proportional withdrawals since the prior contract anniversary and fees and charges applicable to those withdrawals.

THE OPTIONAL ENHANCED DEATH BENEFIT FEE
(The Enhanced Death Benefit offers a choice of one of two enhanced death benefits and is optional. If elected, the fee is an annualized charge that is deducted daily from your contract value.)

Fee as a percentage
 of your daily net
 asset value.........          [0%-1.00%]

THE OPTIONAL EARNINGS ADVANTAGE FEE
(Earnings Advantage is an additional death benefit amount based on earnings in the Contract at the time of death. The feature is optional and is only available if you also elect the Enhanced Death Benefit. If elected, the fee is an annualized charge that is deducted daily from your contract value.)

Fee as a percentage of
 your daily net asset
 value.................          [0%-1.00%]

                           TO BE UPDATED BY AMENDMENT
                  INVESTMENT PORTFOLIO EXPENSES OF PORTFOLIOS
                              SEASONS SERIES TRUST
(as a percentage of daily net asset value after any applicable reinbursement or waiver of expenses, as of the fiscal year end of the Trust ending March 31,
                                     2000)

                                                     MANAGEMENT   SERVICE    OTHER     TOTAL ANNUAL
                                                        FEE        FEES+    EXPENSES     EXPENSES
---------------------------------------------------------------------------------------------------
SELECT PORTFOLIOS(1)
--------------------------------------------------
    Large Cap Growth                                   0.80%       0.15%     0.30%        1.25%
    Large Cap Composite                                0.80%       0.15%     0.30%        1.25%
    Large Cap Value                                    0.80%       0.15%     0.30%        1.25%
    Mid Cap Growth                                     0.85%       0.15%     0.30%        1.30%
    Mid Cap Value                                      0.85%       0.15%     0.30%        1.30%
    Small Cap                                          0.85%       0.15%     0.30%        1.30%
    International Equity                               1.00%       0.15%     0.30%        1.45%
    Diversified Fixed Income                           0.70%       0.15%     0.30%        1.15%
    Cash Management                                    0.55%       0.15%     0.30%        1.00%
---------------------------------------------------------------------------------------------------
FOCUSED PORTFOLIOS
--------------------------------------------------
    Focus Growth*                                      1.00%       0.15%     0.30%        1.45%
    Focus Growth and Income*                           1.00%       0.15%     0.30%        1.45%
    Focus TechNet*                                     1.20%       0.15%     0.30%        1.65%
---------------------------------------------------------------------------------------------------
SEASONS STRATEGY(2)
--------------------------------------------------
    Growth                                             0.87%       0.15%     0.27%        1.29%
    Moderate Growth                                    0.85%       0.15%     0.27%        1.27%
    Balanced Growth                                    0.83%       0.15%     0.29%        1.27%
    Conservative Growth                                0.80%       0.15%     0.30%        1.25%
---------------------------------------------------------------------------------------------------

IMPORTANT INFORMATION ABOUT PORTFOLIO EXPENSES IF INVESTED IN SEASONS
STRATEGIES:
The Investment Portfolio Expenses table set forth below identifies the total investment expenses charged by the underlying investment portfolios of Seasons Series Trust. Each contractholder invested in a SEASONS STRATEGY will incur only a portion of the investment expense of those portfolios in which the SEASONS STRATEGY invests. The table above entitled "Investment Portfolio Expenses by SEASONS STRATEGY" shows an approximation of the total investment expenses a contractholder may incur if invested in each respective SEASONS STRATEGY, after the automatic quarterly rebalancing of such SEASONS STRATEGY as described on page 17. The actual investment expenses incurred by contractholders within a SEASONS STRATEGY will vary depending upon the daily net asset value of each investment portfolio in which such SEASONS STRATEGY is invested.

                         INVESTMENT PORTFOLIO EXPENSES
                   FOR SEASONS STRATEGY UNDERLYING PORTFOLIOS
(as a percentage of daily net asset value of each investment portfolio as of the fiscal year end of the
                          Trust ending March 31, 2000)

                                                     MANAGEMENT   SERVICE    OTHER     TOTAL ANNUAL
                                                        FEE        FEES+    EXPENSES     EXPENSES
---------------------------------------------------------------------------------------------------
SEASONS STRATEGY UNDERLYING PORTFOLIOS
--------------------------------------------------
    Stock                                              0.85%       0.15%     0.21%        1.21%
    Asset Allocation: Diversified Growth(3)            0.85%       0.15%     0.36%        1.36%
    Multi-Managed Growth                               0.89%       0.15%     0.26%        1.30%
    Multi-Managed Moderate Growth                      0.85%       0.15%     0.25%        1.25%
    Multi-Managed Income/Equity(3)                     0.81%       0.15%     0.29%        1.25%
    Multi-Managed Income(3)                            0.77%       0.15%     0.29%        1.21%
---------------------------------------------------------------------------------------------------

(1) Absent fee waivers or reimbursement of expenses by the adviser, you would have incurred the following expenses during the last fiscal year: Large Cap Growth (1.30%), Large Cap Composite (1.48%), Large Cap Value (1.39%), Mid Cap Growth (1.35%), Mid Cap Value (1.47%), Small Cap (1.45%), International Equity (1.91%), Diversified Fixed Income (1.31%), and Cash Management (2.95%).
(2) (Based on the total annual expenses of the underlying investment portfolios reflected below after any applicable reimbursement or waiver of expenses, as of the fiscal year end of the Trust ending March 31, 2000) Absent recoupment of expenses by the adviser for the underlying investment portfolios, you would have incurred the following expenses for the strategies during the last fiscal year: Growth (1.28%), Moderate Growth (1.26%), Balanced Growth (1.25%) and Conservative Growth (1.24%).
(3) Absent recoupment of expenses by the adviser, you would have incurred the following expenses during the last fiscal year: Asset Allocation:
    Diversified Growth (1.16%), Multi-Managed Income (1.08%) and Multi-Managed Income/Equity (1.09%).
+ The Service Fees are charged pursuant to a 12b-1 plan that became effective on
      . Although the 12b-1 fee is reflected in the numbers shown here, it was not in effect on March 31, 2000.
* This portfolio was not available for sale during the entire fiscal year of the Trust. The percentages are based on estimated amounts for the current fiscal year.

THE ABOVE INVESTMENT PORTFOLIO EXPENSES WERE PROVIDED BY SEASONS SERIES TRUST. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

                             THE WM VARIABLE TRUST*
(as a percentage of daily net asset value of each investment portfolio as of the fiscal year end of the
                        Trust ending December 31, 2000)

                          [TO BE UPDATED BY AMENDMENT]

                                                                                                     TOTAL
                                                               MANAGEMENT        OTHER              ANNUAL
                                                                  FEE         EXPENSES(1)        EXPENSES(1,2)
-----------------------------------------------------------------------------------------------------------------
PORTFOLIOS
------------------------------------------------------------
    Strategic Growth Portfolio                                   0.10%           0.33%               0.43%
    Conservative Growth Portfolio                                0.10%           0.26%               0.36%
    Balanced Portfolio                                           0.10%           0.25%               0.35%
    Conservative Balanced
    Flexible Income Portfolio                                    0.10%           0.31%               0.41%
-----------------------------------------------------------------------------------------------------------------
FUNDS
------------------------------------------------------------
    Equity Fund                                                  0.63%           0.56%               1.19%
    Growth & Income Fund                                         0.79%           0.26%               1.05%
    Growth Fund of the Northwest                                 0.63%           0.65%               1.28%
    Growth Fund                                                  0.88%           0.27%               1.15%
    Mid Cap Stock Fund(3)                                        0.75%           0.32%               1.07%
    Small Cap Stock Fund                                         0.88%           0.31%               1.19%
    International Growth Fund                                    0.94%           0.46%               1.40%
    Short Term Income Fund                                       0.50%           0.29%               0.79%
    U.S. Government Securities Fund(4)                           0.50%           0.29%               0.79%
    Income Fund(4)                                               0.50%           0.28%               0.78%
    Money Market Fund(4)                                         0.45%           0.30%               0.75%
-----------------------------------------------------------------------------------------------------------------

(1) The Other Expenses for the Portfolios and the Funds are based on 1999 operating experience.
(2) The Annual Expenses of the Portfolios, combined with the Annual Expenses of the underlying Funds are shown under "Annual Expenses of the Portfolios and Underlying Funds Combined," immediately following.
(3) Other Expenses are estimated for the current fiscal year for the Mid Cap Stock Fund because the Fund had not commenced operations as of the date of this Prospectus.
(4) The management Fees shown for the U.S. Government Securities Fund, Income Fund and money Market Fund reflect a reduction that was effective July 1, 1999.

*         ANNUAL EXPENSES OF THE PORTFOLIOS AND UNDERLYING FUNDS COMBINED
  Each Portfolio will invest in Funds of the WM Trust and in the WM High Yield Fund (a series of WM Trust I) in keeping with certain allocations and investment objectives. You will indirectly bear certain expenses associated with those Funds in addition to those related to the Portfolios themselves. The chart below shows estimated combined annual expenses for each Portfolio and the Funds in which the Portfolio may invest. The expenses are based upon estimated expenses of each Portfolio and underlying Fund for the fiscal year ended December 31, 2000, restated to reflect current management fees. Please refer to the Trust prospectus for more details.

The estimates assume a constant allocation of each Portfolio's assets aong the Funds identical to such Portfolio's actual allocation at December 31, 1999.

                                                                 COMBINED
PORTFOLIOS                                                    ANNUAL EXPENSES
-----------------------------------------------------------------------------
Strategic Growth Portfolio..................................       1.54%
Conservative Growth Portfolio...............................       1.46%
Balanced Portfolio..........................................       1.39%
Conservative Balanced.......................................
Flexible Income Portfolio...................................       1.07%
-----------------------------------------------------------------------------

THE ABOVE INVESTMENT PORTFOLIO EXPENSES WERE PROVIDED THE WM VARIABLE TRUST. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

  EXAMPLES -- IF YOU DO NOT PARTICIPATE IN THE DIVERSIFIED STRATEGIES REWARDS
                                    PROGRAM:

You will pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, Investment Portfolio Expenses after any waiver, reimbursement or recoupment (assuming the waiver, reimbursement or recoupment will continue for the period shown), if applicable, and
  (a) If the contract is surrendered at the end of the stated time period and no optional features are elected.
  (b) If the contract is surrendered and you elect the Enhanced Death Benefit, Earnings Advantage and the Income Protector Program at the maximum charges
      offered of    %,    %,    %, respectively.
  (c) If the contract is not surrendered or is annuitized and no optional features are elected.*
  (d) If the contract is not surrendered and you elect the Enhanced Death Benefit, Earnings Advantage and the Income Protector Program at the
      maximum charges offered of    %,    %,    %, respectively.

-----------------------------------------------------------------------------------------------
SEASONS SERIES TRUST                                    TIME PERIODS
SELECT PORTFOLIO                1 YEAR            3 YEARS           5 YEARS          10 YEARS
-----------------------------------------------------------------------------------------------

Large Cap Growth               (a)  $ 97         (a)  $144         (a)  $183         (a)  $303
                               (b)  $101         (b)  $154         (b)  $200         (b)  $337
                               (c)  $ 27         (c)  $ 84         (c)  $143         (c)  $303
                               (d)  $ 31         (d)  $ 94         (d)  $160         (d)  $337
Large Cap Composite            (a)  $ 97         (a)  $144         (a)  $183         (a)  $303
                               (b)  $101         (b)  $154         (b)  $200         (b)  $337
                               (c)  $ 27         (c)  $ 84         (c)  $143         (c)  $303
                               (d)  $ 31         (d)  $ 94         (d)  $160         (d)  $337
Large Cap Value                (a)  $ 97         (a)  $144         (a)  $183         (a)  $303
                               (b)  $101         (b)  $154         (b)  $200         (b)  $337
                               (c)  $ 27         (c)  $ 84         (c)  $143         (c)  $303
                               (d)  $ 31         (d)  $ 94         (d)  $160         (d)  $337
Mid Cap Growth                 (a)  $ 98         (a)  $145         (a)  $186         (a)  $308
                               (b)  $101         (b)  $156         (b)  $203         (b)  $341
                               (c)  $ 28         (c)  $ 85         (c)  $146         (c)  $308
                               (d)  $ 31         (d)  $ 96         (d)  $163         (d)  $341
Mid Cap Value                  (a)  $ 98         (a)  $145         (a)  $186         (a)  $308
                               (b)  $101         (b)  $156         (b)  $203         (b)  $341
                               (c)  $ 28         (c)  $ 85         (c)  $146         (c)  $308
                               (d)  $ 31         (d)  $ 96         (d)  $163         (d)  $341
Small Cap                      (a)  $ 98         (a)  $145         (a)  $186         (a)  $308
                               (b)  $101         (b)  $156         (b)  $203         (b)  $341
                               (c)  $ 28         (c)  $ 85         (c)  $146         (c)  $308
                               (d)  $ 31         (d)  $ 96         (d)  $163         (d)  $341
International Equity           (a)  $ 99         (a)  $150         (a)  $193         (a)  $323
                               (b)  $103         (b)  $160         (b)  $210         (b)  $355
                               (c)  $ 29         (c)  $ 90         (c)  $153         (c)  $323
                               (d)  $ 33         (d)  $100         (d)  $170         (d)  $355
Diversified Fixed Income       (a)  $ 96         (a)  $141         (a)  $178         (a)  $294
                               (b)  $100         (b)  $151         (b)  $196         (b)  $327
                               (c)  $ 26         (c)  $ 81         (c)  $138         (c)  $294
                               (d)  $ 30         (d)  $ 91         (d)  $156         (d)  $327
Cash Management                (a)  $ 95         (a)  $137         (a)  $171         (a)  $279
                               (b)  $ 98         (b)  $147         (b)  $188         (b)  $313
                               (c)  $ 25         (c)  $ 77         (c)  $131         (c)  $279
                               (d)  $ 28         (d)  $ 87         (d)  $148         (d)  $313
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
SEASONS SERIES TRUST
FOCUSED PORTFOLIOS              1 YEAR            3 YEARS           5 YEARS          10 YEARS
-----------------------------------------------------------------------------------------------
Focus Growth                   (a)  $ 99         (a)  $150         (a)  $193         (a)  $323
                               (b)  $103         (b)  $160         (b)  $210         (b)  $355
                               (c)  $ 29         (c)  $ 90         (c)  $153         (c)  $323
                               (d)  $ 33         (d)  $100         (d)  $170         (d)  $355
Focus Growth and Income        (a)  $ 99         (a)  $150         (a)  $193         (a)  $323
                               (b)  $103         (b)  $160         (b)  $210         (b)  $355
                               (c)  $ 29         (c)  $ 90         (c)  $153         (c)  $323
                               (d)  $ 33         (d)  $100         (d)  $170         (d)  $355
Focus TechNet                  (a)  $101         (a)  $156         (a)  $203         (a)  $341
                               (b)  $105         (b)  $166         (b)  $220         (b)  $373
                               (c)  $ 31         (c)  $ 96         (c)  $163         (c)  $341
                               (d)  $ 35         (d)  $106         (d)  $180         (d)  $373
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
SEASONS SERIES TRUST
SEASONS STRATEGY                1 YEAR            3 YEARS           5 YEARS          10 YEARS
-----------------------------------------------------------------------------------------------
Growth                         (a)  $ 98         (a)  $145         (a)  $185         (a)  $307
                               (b)  $101         (b)  $156         (b)  $202         (b)  $340
                               (c)  $ 28         (c)  $ 85         (c)  $145         (c)  $307
                               (d)  $ 31         (d)  $ 96         (d)  $162         (d)  $340
Moderate Growth                (a)  $ 98         (a)  $145         (a)  $184         (a)  $305
                               (b)  $101         (b)  $155         (b)  $201         (b)  $339
                               (c)  $ 28         (c)  $ 85         (c)  $144         (c)  $305
                               (d)  $ 31         (d)  $ 95         (d)  $161         (d)  $339
Balanced Growth                (a)  $ 98         (a)  $145         (a)  $184         (a)  $305
                               (b)  $101         (b)  $155         (b)  $201         (b)  $339
                               (c)  $ 28         (c)  $ 85         (c)  $144         (c)  $305
                               (d)  $ 31         (d)  $ 95         (d)  $161         (d)  $339
Conservative Growth            (a)  $ 97         (a)  $144         (a)  $183         (a)  $303
                               (b)  $101         (b)  $154         (b)  $200         (b)  $337
                               (c)  $ 27         (c)  $ 84         (c)  $143         (c)  $303
                               (d)  $ 31         (d)  $ 94         (d)  $160         (d)  $337
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
WM TRUST                        1 YEAR            3 YEARS           5 YEARS          10 YEARS
-----------------------------------------------------------------------------------------------
PORTFOLIOS
  Strategic Growth             (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Conservative Growth          (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Balanced                     (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Conservative Balanced        (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Flexible Income              (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
FUNDS
  Equity Fund                  (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Growth & Income Fund         (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Growth Fund of the
   Northwest                   (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Growth Fund                  (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Mid Cap Stock Fund           (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Small Cap Stock Fund         (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
WM TRUST                        1 YEAR            3 YEARS           5 YEARS          10 YEARS
-----------------------------------------------------------------------------------------------
  International Growth Fund    (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Short Term Income Fund       (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  U.S. Government Securities
   Fund                        (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Income Fund                  (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Money Market Fund            (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
-----------------------------------------------------------------------------------------------

* We do not currently charge a surrender charge upon annuitization, unless the contract is annuitized under the Income Protector Program. We will assess any applicable surrender charges upon annuitizations effected using the Income Protector Program as if you had fully surrendered your contract.

EXAMPLES -- IF YOU ELECTED TO PARTICIPATE IN THE DIVERSIFIED STRATEGIES REWARDS
                                    PROGRAM:

You will pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets, Investment Portfolio Expenses after any waiver, reimbursement or recoupment (assuming the waiver, reimbursement or recoupment will continue for the period shown), if applicable, and:

  (a) If the contract is surrendered at the end of the stated time period and no optional features are elected.
  (b) If the contract is surrendered at the end of the stated time period and you elect the Enhanced Death Benefit, Earnings Advantage and Income
      Protector Program at the maximum charges offered of    %,    %,    %,
      respectively.
  (c) If the contract is not surrendered or is annuitized at the end of the stated time period and no optional features are elected.
  (d) If the contract is not surrendered at the end of the stated time period and you elect the Enhanced Death Benefit, Earnings Advantage and the
      Income Protector Program at the maximum charges offered of    %,    %,
         %, respectively.

-----------------------------------------------------------------------------------------------
                                                        TIME PERIODS
SELECT PORTFOLIO                1 YEAR            3 YEARS           5 YEARS          10 YEARS
-----------------------------------------------------------------------------------------------

Large Cap Growth               (a)  $117         (a)  $154         (a)  $203         (a)  $303
                               (b)  $121         (b)  $164         (b)  $220         (b)  $337
                               (c)  $ 27         (c)  $ 84         (c)  $143         (c)  $303
                               (d)  $ 31         (d)  $ 94         (d)  $160         (d)  $337
Large Cap Composite            (a)  $117         (a)  $154         (a)  $203         (a)  $303
                               (b)  $121         (b)  $164         (b)  $220         (b)  $337
                               (c)  $ 27         (c)  $ 84         (c)  $143         (c)  $303
                               (d)  $ 31         (d)  $ 94         (d)  $160         (d)  $337
Large Cap Value                (a)  $117         (a)  $154         (a)  $203         (a)  $303
                               (b)  $121         (b)  $164         (b)  $220         (b)  $337
                               (c)  $ 27         (c)  $ 84         (c)  $143         (c)  $303
                               (d)  $ 31         (d)  $ 94         (d)  $160         (d)  $337
Mid Cap Growth                 (a)  $118         (a)  $155         (a)  $206         (a)  $308
                               (b)  $121         (b)  $166         (b)  $223         (b)  $341
                               (c)  $ 28         (c)  $ 85         (c)  $146         (c)  $308
                               (d)  $ 31         (d)  $ 96         (d)  $163         (d)  $341
Mid Cap Value                  (a)  $118         (a)  $155         (a)  $206         (a)  $308
                               (b)  $121         (b)  $166         (b)  $223         (b)  $341
                               (c)  $ 28         (c)  $ 85         (c)  $146         (c)  $308
                               (d)  $ 31         (d)  $ 96         (d)  $163         (d)  $341
Small Cap                      (a)  $118         (a)  $155         (a)  $206         (a)  $308
                               (b)  $121         (b)  $166         (b)  $223         (b)  $341
                               (c)  $ 28         (c)  $ 85         (c)  $146         (c)  $308
                               (d)  $ 31         (d)  $ 96         (d)  $163         (d)  $341
International Equity           (a)  $119         (a)  $160         (a)  $213         (a)  $323
                               (b)  $123         (b)  $170         (b)  $230         (b)  $355
                               (c)  $ 29         (c)  $ 90         (c)  $153         (c)  $323
                               (d)  $ 33         (d)  $100         (d)  $170         (d)  $355
Diversified Fixed Income       (a)  $116         (a)  $151         (a)  $198         (a)  $294
                               (b)  $120         (b)  $161         (b)  $216         (b)  $327
                               (c)  $ 26         (c)  $ 81         (c)  $138         (c)  $294
                               (d)  $ 30         (d)  $ 91         (d)  $156         (d)  $327
Cash Management                (a)  $115         (a)  $147         (a)  $191         (a)  $279
                               (b)  $118         (b)  $157         (b)  $208         (b)  $313
                               (c)  $ 25         (c)  $ 77         (c)  $131         (c)  $279
                               (d)  $ 28         (d)  $ 87         (d)  $148         (d)  $313
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
FOCUSED PORTFOLIOS              1 YEAR            3 YEARS           5 YEARS          10 YEARS
-----------------------------------------------------------------------------------------------
Focus Growth                   (a)  $119         (a)  $160         (a)  $213         (a)  $323
                               (b)  $123         (b)  $170         (b)  $230         (b)  $355
                               (c)  $ 29         (c)  $ 90         (c)  $153         (c)  $323
                               (d)  $ 33         (d)  $100         (d)  $170         (d)  $355
Focus Growth and Income        (a)  $119         (a)  $160         (a)  $213         (a)  $323
                               (b)  $123         (b)  $170         (b)  $230         (b)  $355
                               (c)  $ 29         (c)  $ 90         (c)  $153         (c)  $323
                               (d)  $ 33         (d)  $100         (d)  $170         (d)  $355
Focus TechNet                  (a)  $121         (a)  $166         (a)  $223         (a)  $341
                               (b)  $125         (b)  $176         (b)  $240         (b)  $373
                               (c)  $ 31         (c)  $ 96         (c)  $163         (c)  $341
                               (d)  $ 35         (d)  $106         (d)  $180         (d)  $373
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
SEASONS STRATEGY                1 YEAR            3 YEARS           5 YEARS          10 YEARS
-----------------------------------------------------------------------------------------------
Growth                         (a)  $118         (a)  $155         (a)  $205         (a)  $307
                               (b)  $121         (b)  $166         (b)  $222         (b)  $340
                               (c)  $ 28         (c)  $ 85         (c)  $145         (c)  $307
                               (d)  $ 31         (d)  $ 96         (d)  $162         (d)  $340
Moderate Growth                (a)  $118         (a)  $155         (a)  $204         (a)  $305
                               (b)  $121         (b)  $165         (b)  $221         (b)  $339
                               (c)  $ 28         (c)  $ 85         (c)  $144         (c)  $305
                               (d)  $ 31         (d)  $ 95         (d)  $161         (d)  $339
Balanced Growth                (a)  $118         (a)  $155         (a)  $204         (a)  $305
                               (b)  $121         (b)  $165         (b)  $221         (b)  $339
                               (c)  $ 28         (c)  $ 85         (c)  $144         (c)  $305
                               (d)  $ 31         (d)  $ 95         (d)  $161         (d)  $339
Conservative Growth            (a)  $117         (a)  $154         (a)  $203         (a)  $303
                               (b)  $121         (b)  $164         (b)  $220         (b)  $337
                               (c)  $ 27         (c)  $ 84         (c)  $143         (c)  $303
                               (d)  $ 31         (d)  $ 94         (d)  $160         (d)  $337
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
WM TRUST                        1 YEAR            3 YEARS           5 YEARS          10 YEARS
-----------------------------------------------------------------------------------------------
PORTFOLIOS
  Strategic Growth             (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Conservative Growth          (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Balanced                     (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Conservative Balanced        (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Flexible Income              (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
FUNDS
  Equity Fund                  (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Growth & Income Fund         (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Growth Fund of the
   Northwest                   (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Growth Fund                  (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Mid Cap Stock Fund           (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Small Cap Stock Fund         (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  International Growth Fund    (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Short Term Income Fund       (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  U.S. Government Securities
   Fund                        (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Income Fund                  (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
  Money Market Fund            (a)  $            (a)  $            (a)  $            (a)  $
                               (b)  $            (b)  $            (b)  $            (b)  $
                               (c)  $            (c)  $            (c)  $            (c)  $
                               (d)  $            (d)  $            (d)  $            (d)  $
-----------------------------------------------------------------------------------------------

* We do not currently charge a surrender charge upon annuitization, unless the contract is annuitized under the Income Protector Program. We will assess any applicable surrender charges upon annuitizations effected using the Income Protector Program as if you had fully surrendered your contract.

                     EXPLANATION OF FEE TABLES AND EXAMPLES

1. The purpose of the Fee Tables is to show you the various expenses you will incur directly and indirectly by investing in the contract. The example reflects owner transaction expenses, separate account expenses including optional benefit fees in some examples and investment portfolio expenses by VARIABLE PORTFOLIO and SEASONS STRATEGY.

2. The Examples assume that no transfer fees were imposed. Premium taxes are not reflected but may be applicable.

3. For certain underlying investment portfolios in which the VARIABLE PORTFOLIOS and SEASONS STRATEGIES invest, the adviser voluntarily agreed to waive fees or reimburse expenses, if necessary, to keep annual operating expenses at or below the following percentages of each of the following Portfolios' average net assets: Multi-Managed Income/Equity Portfolio 1.29%, Multi-Managed Income Portfolio 1.21%, Asset Allocation:
      Diversified Growth Portfolio 1.36%, Large Cap Growth Portfolio 1.25%, Large Cap Composite Portfolio 1.25%, Large Cap Value Portfolio 1.25%, Mid Cap Growth Portfolio 1.30%, Mid Cap Value Portfolio 1.30%, Small Cap Portfolio 1.30%, International Equity Portfolio 1.45%, Diversified Fixed Income Portfolio 1.15%, Focus Growth 1.45% and Cash Management Portfolio 1.00%. The adviser also may voluntarily waive or reimburse additional amounts to increase the investment return to a Portfolio's investors. The adviser may terminate all such waivers and/or reimbursements at any time. Further, any waivers or reimbursements made by the adviser with respect to a Portfolio are subject to recoupment from that Portfolio within the following two years, provided that the Portfolio is able to effect such payment to the adviser and remain in compliance with the foregoing expense limitations.

4. Examples reflecting participation in the Diversified Strategies Rewards program reflect that surrender charge schedule. The total expenses at the end of each period do not take into account any Upfront Deferred Payment Enhancement which may be added to your contract if you elect the Diversified Strategies Rewards Program. If you elect the Diversified Strategies Rewards Program, your expenses may differ from the information shown here.

5. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

The historical accumulation unit values for the VARIABLE PORTFOLIOS AND STRATEGIES are contained in Appendix A--Condensed Financial Information.

THE DIVERSIFIED STRATEGIES VARIABLE ANNUITY
--------------------------------------------------------------------------------

An annuity is a contract between you and an insurance company. You are the owner of the contract. The contract provides three main benefits:

    - Tax Deferral: You do not pay taxes on your earnings from the annuity until you withdraw them.

    - Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

    - Guaranteed Income: If elected, you receive a stream of income for your lifetime, or another available period you select.

Tax-qualified retirement plans (e.g., IRAs, 401(k) or 403(b) plans) defer payment of taxes on earnings until withdrawn. If you are considering funding a tax-qualified retirement plan with an annuity, you should know that an annuity does not provide any additional tax deferral treatment of earnings beyond the treatment provided by the tax-qualified retirement plan itself. However, annuities do provide other features and benefits which may be valuable to you. You should fully discuss this decision with your financial advisor.

This annuity was developed to help you contribute to your retirement savings. This annuity works in two stages, the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase during the period when you make payments into the contract. The Income Phase begins when you request us to start making payments to you out of the money accumulated in your contract.

The Contract is called a "variable" annuity because it allows you to invest in variable investment portfolios which we call VARIABLE PORTFOLIOS and SEASONS STRATEGIES. The VARIABLE PORTFOLIOS and SEASONS STRATEGIES, are similar to mutual funds, in that they have specific investment objectives and their performance varies. You can gain or lose money if you invest in these VARIABLE PORTFOLIOS or SEASONS STRATEGIES. The amount of money you accumulate in your contract depends on the performance of the VARIABLE PORTFOLIO(S) or SEASONS STRATEGY(IES) in which you invest.

The Contract also offers several fixed account options for varying time periods. Fixed account options earn interest at a rate set and guaranteed by Anchor National. If you allocate money to the fixed account options, the amount of money that accumulates in your Contract depends on the total interest credited to the particular fixed account option(s) in which you are invested.

For more information on VARIABLE PORTFOLIOS, SEASONS STRATEGIES and fixed account options available under this contract, SEE INVESTMENT OPTIONS PAGE 19.

Anchor National issues the Diversified Strategies Variable Annuity. When you purchase a Diversified Strategies Variable Annuity, a contract exists between you and Anchor National. The Company is a stock life insurance company organized under the laws of the state of Arizona. Its principal place of business is 1 SunAmerica Center, Los Angeles, California 90067. The Company conducts life insurance and annuity business in the District of Columbia and all states except New York. Anchor National is an indirect, wholly owned subsidiary of American International Group, Inc., a Delaware corporation. Diversified Strategies may not currently be available in all states. Please check with your financial advisor regarding availability in your state.

This annuity is designed for investors whose personal circumstances allow for a long-term investment time horizon, to assist in contributing to retirement savings. As a function of the federal tax code you may be assessed a 10% federal tax penalty on any withdrawal made prior to your reaching age 59 1/2. Additionally, this contract provides that you will be charged a withdrawal charge on each Purchase Payment withdrawn if that Purchase Payment has not been invested in this contract for at least 7 years, or 9 years if you elect to participate in the Diversified Strategies Rewards Program. Because of these potential penalties, you should fully discuss all of the benefits and risks of this contract with your financial adviser prior to purchase.

PURCHASING A DIVERSIFIED STRATEGIES VARIABLE ANNUITY
--------------------------------------------------------------------------------

An initial Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in the contract after purchase is a subsequent Purchase Payment.

This chart shows the minimum initial and subsequent Purchase Payments permitted under your contract. These amounts depend upon whether a contract is Qualified or Non-qualified for tax purposes.

                                              MINIMUM          MINIMUM SUBSEQUENT
                       MINIMUM INITIAL       SUBSEQUENT        PURCHASE PAYMENT--
                       PURCHASE PAYMENT   PURCHASE PAYMENT   AUTOMATIC PAYMENT PLAN
                       ----------------   ----------------   ----------------------
Qualified                    $2,000             $500                   $50
Non-qualified                $5,000             $500                   $50

Prior Company approval is required to accept Purchase Payments greater than $1,500,000. The Company reserves the right to refuse any Purchase Payment including one which would cause Total Purchase Payments to exceed $1,500,000 at the time of the Purchase Payment. Also, the optional Automatic Payment Plan allows you to make subsequent payments as small as $50.

In general, we will not issue a Qualified contract to anyone who is age 70 1/2 or older, unless they certify to us that the minimum distribution required by the federal tax code is being made. In addition, we may not issue a contract to anyone age 91 or older (unless state law requires otherwise). Seasons Estate Advantage and Diversified Strategies Rewards Program is not available to you if you are age 81 or older at the time of contract issue.

ALLOCATION OF PURCHASE PAYMENTS

We invest your Purchase Payments in the fixed accounts, VARIABLE PORTFOLIO(S) and/or SEASONS STRATEGY(IES) according to your instructions. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your last allocation instructions. Purchase Payments are applied to your contract based upon the value of the variable investment option next determined after receipt of your money. SEE INVESTMENT OPTIONS PAGE 19.

In order to issue your contract, we must receive your completed application, Purchase Payment allocation instructions and any other required paper work at our Annuity Service Center. We allocate your initial Purchase Payment within two days of receiving it. If we do not have complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days we will:

    - Send your money back to you; or

    - Ask your permission to keep your money until we get the information necessary to issue the contract.

DIVERSIFIED STRATEGIES REWARDS PROGRAM

If you elect to participate in the Diversified Strategies Rewards Program at contract issue, we contribute an Upfront Payment Enhancement and, if applicable, a Deferred Payment Enhancement to your contract in conjunction with each Purchase Payment you invest during the life of your contract. If you elect to participate in this program, all Purchase Payments are subject to a nine year withdrawal charge schedule. SEE WITHDRAWAL CHARGES ON PAGE 34. If you make an early withdrawal of Purchase Payments, we may recoup a portion of any bonuses applicable to any payment withdrawn. SEE EXPENSES, PAGE 34. The Diversified Strategies Rewards program is not available to you if you are age 81 or older at the time of contract issue.

Additionally, it may not be approved for sale in your state or may not be offered through the broker-dealer with which your financial advisor is affiliated. Amounts we contribute to your contract under this program are considered earnings and are allocated to your contract as described below.

Purchase Payments may not be invested in the 6-month or the 1-year Dollar Cost Averaging fixed accounts if you participate in the Diversified Strategies Rewards Program. However, you may use the 1-year fixed account option as a Dollar Cost Averaging source account.

There may be scenarios in which due to negative market conditions and your inability to remain invested over the long-term, a contract with the Diversified Strategies Rewards Program may not perform as well as the contract without the feature.

ENHANCEMENT LEVELS

The Upfront Payment Enhancement Rate, Deferred Payment Enhancement Rate and Deferred Payment Enhancement Date may be determined based on stated Enhancement Levels. Each Enhancement Level is a range of dollar amounts which may correspond to different enhancement rates and dates. Enhancement Levels may change from time to time, at our sole discretion. The Enhancement Level applicable to your initial Purchase Payment is determined by the amount of that initial Purchase Payment. With respect to any subsequent Purchase Payments we determine your Enhancement Level by adding to your contract value on the date we receive each subsequent Purchase Payment the amount of that subsequent Purchase Payment.

UPFRONT PAYMENT ENHANCEMENT

An Upfront Payment Enhancement is an amount we add to your contract on the day we receive a Purchase Payment. We calculate an Upfront Payment Enhancement amount as a percentage (the "Upfront Payment Enhancement Rate") of each Purchase Payment. We periodically review and establish the Upfront Payment Enhancement Rate, which may increase or decrease at any time, but will never be less than 2%. The applicable Upfront Payment Enhancement Rate is that which is in effect for any applicable Enhancement Level, when we receive each Purchase Payment under your contract. The Upfront Payment Enhancement amounts are allocated among the fixed and variable investment options according to the current allocation instructions in effect when we receive each Purchase Payment.

DEFERRED PAYMENT ENHANCEMENT

A Deferred Payment Enhancement is an amount we may add to your contract on a future date (the "Deferred Payment Enhancement Date"). We calculate the Deferred Payment Enhancement amount, if any, as a percentage of each Purchase Payment (the "Deferred Payment Enhancement Rate"). We periodically review and establish the Deferred Payment Enhancement Rates and Deferred Payment Enhancement Dates. The Deferred Payment Enhancement Rate being offered may increase, decrease or be eliminated by us, at any time. The Deferred Payment Enhancement Date, if applicable, may change at any time. The applicable Deferred Payment Enhancement Date and Deferred Payment Enhancement Rate are those which may be in effect for any applicable Enhancement Level, when we receive each Purchase Payment under your contract. Any applicable Deferred Payment Enhancement, when credited, is allocated to the Cash Management portfolio.

If you withdraw any portion of a Purchase Payment, to which a Deferred Payment Enhancement applies, prior to the Deferred Payment Enhancement Date, we reduce the amount of the corresponding Deferred Payment Enhancement in the same proportion that your withdrawal (and any fees and charges associated with such withdrawals) reduces that Purchase Payment. For purposes of the Deferred Payment Enhancement, withdrawals are assumed to be taken from earnings first, then from Purchase Payments, on a first-in-first-out basis.

APPENDIX B shows how we calculate any applicable Deferred Payment Enhancement amount.

90 DAY WINDOW

Contracts issued with the Diversified Strategies Rewards feature may be eligible for a "Look-Back Adjustment." As of the 90th day after your contract was issued, we will total your Purchase Payments made over those 90 days, without considering any investment gain or loss in contract value on those Purchase Payments. If your total Purchase Payments bring you to an Enhancement Level which, as of the date we issued your contract, would have provided for a higher Upfront and/or any applicable Deferred Payment Enhancement Rate on each Purchase Payment, you will get the benefit of the Enhancement Rate(s) that were applicable to that higher Enhancement Level at the time your contract was issued. We will add any applicable Upfront Look Back Adjustment to your contract on the 90th day following the date of contract issue. We will send you a confirmation indicating any applicable Upfront and/or Deferred Look Back Adjustment, on or about the 90th day following the date of contract issuance. We will allocate any applicable Upfront Look Back Adjustment according to your then-current allocation instructions on file for subsequent Purchase Payments at the time we make the contribution. If applicable, any Deferred Look Back Adjustment will be allocated to the Cash Management portfolio.

We will not allocate any applicable Deferred Payment Enhancement to your contract if any of the following circumstances occurs prior to the Deferred Payment Enhancement Date:

    - You surrender your contract;

    - A death benefit it paid on your contract;

    - You switch to the Income Phase of your contract; or

    - You fully withdraw the corresponding Purchase Payment.

CURRENT ENHANCEMENT LEVELS

The Current Enhancement Levels and Upfront Payment Enhancement Rate are as follows:

                                                      UPFRONT PAYMENT    DEFERRED PAYMENT   DEFERRED PAYMENT
                 ENHANCEMENT LEVEL                    ENHANCEMENT RATE   ENHANCEMENT RATE   ENHANCEMENT DATE
----------------------------------------------------  ----------------   ----------------   ----------------
Under $500,000                                               4%                 0%                 N/A
$500,000 - more                                              5%                 0%                 N/A

Future Upfront Enhancement Rates may change at any time but will never be less than 2%. We are not currently offering a Deferred Payment Enhancement Rate.

APPENDIX B provides an example of the 90 Day Window Provision.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE DIVERSIFIED STRATEGIES REWARDS PROGRAM (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME.

Check with your representative for information on the Upfront Payment Enhancement Rate, Deferred Payment Enhancement Rate and Deferred Payment Enhancement Date.

ACCUMULATION UNITS

The value of the variable portion of your contract will go up or down depending upon the investment performance of the VARIABLE PORTFOLIO(S) or SEASONS STRATEGY(IES) you select. In order to keep track of the value of your contract, we use a unit of measure called an Accumulation Unit which works like a share of a mutual fund. During the Income Phase, we call them Annuity Units.

An Accumulation Unit value is determined each day that the New York Stock Exchange ("NYSE") is open. We base the number of Accumulation Units you receive on the unit value of the Variable Portfolio as of the day we receive your money if we receive it before 1:00 p.m. Pacific Standard Time ("PST") and on the next day's unit value if we receive your money after 1:00 p.m. PST. We calculate an Accumulation Unit for each SEASONS STRATEGY, VARIABLE PORTFOLIO after the NYSE closes each day. We do this by:

    1. determining the total value of money invested in a particular SEASONS STRATEGY, VARIABLE PORTFOLIO;

    2. subtracting from that amount any asset-based charges and any other charges such as taxes we have deducted; and

    3.  dividing this amount by the number of outstanding Accumulation Units.

    EXAMPLE (CONTRACTS WITHOUT DIVERSIFIED STRATEGIES REWARDS):

    We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Focus Growth Portfolio. We determine that the value of an Accumulation Unit for the Focus Growth Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2,252.2523 Accumulation Units for the Focus Growth Portfolio.

    EXAMPLE (CONTRACTS WITH DIVERSIFIED STRATEGIES REWARDS):

    We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Focus Growth Portfolio. If the Upfront Payment Enhancement is 2.00% of your Purchase Payment, we would add an Upfront Payment Enhancement of $500 to your contract. We determine that the value of an Accumulation Unit for the Focus Growth Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,500 by $11.10 and credit your contract on Wednesday with 2,297.2973 Accumulation Units for the Focus Growth Portfolio.

FREE LOOK

You may cancel your contract within ten days after receiving it (or longer if required by state law). We call this a "free look." To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299.

We will refund to you the value of your contract on the day we receive your request MINUS any applicable Free Look Payment Enhancement Deduction, if you had elected the Seasons Reward program. The Free Look Payment Enhancement Deduction is equal of the lesser of (1) the value of any Payment Enhancement(s) on the day we receive your free look request; or (2) the Payment Enhancement amount(s), if any, which we allocated to your contract. Thus, you receive any gain and we bear any loss on any Payment Enhancement(s) if you decide to cancel your contract during the free look period.

Certain states require us to return your Purchase Payments upon a free look request. Additionally, all contracts issued as an IRA require the full return of Purchase Payments upon a free look. With respect to those contracts, we reserve the right to put your money in the Cash Management investment option during the free look period and will allocate your money according to your instructions at the end of the applicable free look period. Currently, we do not put your money in the Cash Management investment option during the free look period unless you allocate your money to it. If your contract was issued in a state requiring return of Purchase Payments or as an IRA and you cancel your contract during the free look period, we return the greater of (1) your Purchase Payments; or
(2) the value of your contract MINUS the Free Look Payment Enhancement Deduction, if applicable. At the end of the free look period, we allocate your money according to your instructions.

INVESTMENT OPTIONS
--------------------------------------------------------------------------------

The contract offers variable investment options which we call VARIABLE PORTFOLIOS and SEASONS STRATEGIES, and fixed investment options. We designed the contract to meet your varying investment needs over time. You can achieve this by using the VARIABLE PORTFOLIOS and/or SEASONS STRATEGIES alone or in concert with the fixed investment options. The VARIABLE PORTFOLIOS and SEASONS STRATEGIES operate similar to a mutual fund but are only available through the purchase of certain variable annuities. A mixture of your investment in the VARIABLE PORTFOLIOS and/or SEASONS STRATEGIES and fixed account options may lower the risk associated with investing only in a variable investment option.

VARIABLE INVESTMENT OPTIONS

Each of the variable investment options of the contract invests in underlying portfolios of Seasons Series Trust and WM Variable Trust. SAAMCo, an affiliate of Anchor National, manages Seasons Series Trust. SAAMCo has engaged sub-advisers to provide investment advice for certain of the underlying investment portfolios. Washington Mutual Advisors manages the WM Variable Trust. Both Trusts may contain other investment options that are not available in this contract.

YOU SHOULD READ THE PROSPECTUS FOR THE SEASONS SERIES TRUST CAREFULLY BEFORE INVESTING. THE TRUST PROSPECTUS WHICH IS ATTACHED HERETO CONTAINS DETAILED INFORMATION ABOUT THE UNDERLYING INVESTMENT PORTFOLIOS INCLUDING INVESTMENT OBJECTIVE AND RISK FACTORS.

THE PORTFOLIOS

The contract offers nine SELECT PORTFOLIOS, each with a distinct investment objective, utilizing a disciplined investing style to achieve its objective. Each SELECT PORTFOLIO invests in an underlying investment portfolio of the Seasons Series Trust. Except for the Cash Management portfolio, each underlying portfolio is multi-managed by a team of three money managers, one component of the underlying portfolios is an unmanaged component that tracks a particular target index or subset of an index. The other two components are actively managed. The unmanaged component of each underlying portfolio is intended to balance some of the risks associated with an actively traded portfolio.

The contract also currently offers three FOCUSED PORTFOLIOS. Each multi-managed FOCUSED PORTFOLIO offers you at least two different professional managers, one of which may be SAAMCo, and each of which advises a separate portion of the FOCUSED PORTFOLIO. Each manager actively selects a limited number of stocks that represent their best stock selections. This approach to investing results in a more concentrated portfolio, which will be less diversified than the SELECT PORTFOLIOS, and may be subject to greater market risks.

Each underlying PORTFOLIO and the respective managers are:

SELECT PORTFOLIOS                                                        FOCUSED PORTFOLIO
LARGE CAP GROWTH       MID CAP GROWTH      INTERNATIONAL EQUITY          FOCUS GROWTH
Deutsche               Deutsche            Deutsche                      Fred Alger
Goldman Sachs          T. Rowe Price       Goldman Sachs Int'l           Jennison
Janus                  Wellington          Lord Abbett                   Marsico

LARGE CAP COMPOSITE    MID CAP VALUE       DIVERSIFIED FIXED INCOME      FOCUS GROWTH & INCOME
Deutsche               Deutsche            Deutsche                      Marsico
SAAMCo                 Goldman Sachs       SAAMCo                        SAAMCo
T. Rowe Price          Lord Abbett         Wellington

LARGE CAP VALUE        SMALL CAP           CASH MANAGEMENT               FOCUS TECHNET
Deutsche               Deutsche            SAAMCo                        Dresdner
T. Rowe Price          Lord Abbett                                       SAAMCo
Wellington             SAAMCo                                            Van Wagoner

PORTFOLIO OPERATION

Each PORTFOLIO is designed to meet a distinct investment objective facilitated by the management philosophy of three different money managers (except for the Focus Growth & Income portfolio and the Cash Management portfolio). Generally, the Purchase Payments received for allocation to each PORTFOLIO will be allocated equally among the three managers for that PORTFOLIO. Each quarter SAAMCo will evaluate the asset allocation between the three managers of each PORTFOLIO. If SAAMCo determines that the assets have become significantly unequal in allocation among the managers, then the incoming cash flows may be redirected in an attempt to stabilize the allocations. Generally, existing PORTFOLIO assets will not be rebalanced. However, we reserve the right to do so in the event that it is deemed necessary and not adverse to the interests of contract owners invested in the PORTFOLIO.

THE SEASONS STRATEGIES

The contract offers four multi-manager variable investment SEASONS STRATEGIES, each with a different investment objective. We designed the SEASONS STRATEGIES utilizing an asset allocation approach to meet your investment needs over time, considering factors such as your age, goals and risk tolerance. However, each SEASONS STRATEGY is designed to achieve different levels of growth over time.

Each SEASONS STRATEGY invests in three underlying investment portfolios of the Seasons Series Trust. The allocation of money among these investment portfolios varies depending on the objective of the SEASONS STRATEGY.

The underlying investment portfolios of Seasons Series Trust in which the SEASONS STRATEGIES invest include the Asset Allocation: Diversified Growth Portfolio, the Stock Portfolio and the Multi-Managed Growth, Multi-Managed Moderate Growth, Multi-Managed Income/Equity and Multi-Managed Income Portfolios (the "Multi-Managed Portfolios").

The Asset Allocation: Diversified Growth Portfolio is managed by Putnam. The Stock Portfolio is managed by T. Rowe Price. All of the Multi-Managed Portfolios include the same three basic investment components: a growth component managed by Janus, a balanced component managed by SAAMCo and a fixed income component managed by Wellington, LLP. The Growth SEASONS STRATEGY and the Moderate Growth SEASONS STRATEGY also have an aggressive growth component which SAAMCo manages. The percentage that any one of these components represents in each Multi-Managed Portfolio varies in accordance with the investment objective.

Each SEASONS STRATEGY uses an investment approach based on asset allocation. This approach is achieved by each SEASONS STRATEGY investing in distinct percentages in three specific underlying funds of the Seasons Series Trust. In turn, the underlying funds invest in a combination of domestic and international stocks, bonds and cash. Based on the percentage allocation to each specific underlying fund and each underlying fund's investment approach, each SEASONS STRATEGY initially has a neutral asset allocation mix of stocks, bonds and cash.

SEASONS STRATEGY REBALANCING

Each SEASONS STRATEGY is designed to meet its investment objective by allocating a portion of your money to three different investment portfolios. At the beginning of each quarter a rebalancing occurs among the underlying funds to realign each SEASONS STRATEGY with its distinct percentage investment in the three underlying funds. This rebalancing is designed to help maintain the neutral asset allocation mix for each SEASONS STRATEGY. The pie charts on the following pages demonstrate:

    - the neutral asset allocation mix for each SEASONS STRATEGY; and

    - the percentage allocation in which each SEASONS STRATEGY invests.

On the first business day of each quarter (or as close to such date as is administratively practicable) your money will be allocated among the various investment portfolios according to the percentages set forth on the prior pages. Additionally, within each Multi-Managed Portfolio, your money will be rebalanced among the various components. We also reserve the right to rebalance any SEASONS STRATEGY more frequently if rebalancing is, deemed necessary and not adverse to the interests of contract owners invested in such SEASONS STRATEGY. Rebalancing a SEASONS STRATEGY may involve shifting a portion of assets out of underlying investment portfolios with higher returns into underlying investment portfolios with relatively lower returns.

                                     GROWTH

    GOAL: Long-term growth of capital, allocating its assets primarily to stocks. This SEASONS STRATEGY may be best suited for those with longer periods to invest.

Stocks.......................................           80%
Bonds........................................           15%
Cash.........................................            5%

                             UNDERLYING INVESTMENT
                             PORTFOLIOS & MANAGERS

MULTI-MANAGED GROWTH PORTFOLIO                        50%
Managed by:
     Janus Capital Corporation
     SunAmerica Asset Management Corp.
     Wellington Management Company, LLP

STOCK PORTFOLIO                                       25%
Managed by T. Rowe Price Associates, Inc.

ASSET ALLOCATION: DIVERSIFIED GROWTH PORTFOLIO        25%
Managed by Putnam Investment Management, Inc.

                                MODERATE GROWTH

    GOAL: Growth of capital through investments in equities, with a secondary objective of conservation of principal by allocating more of its assets to bonds than the Growth SEASONS STRATEGY. This SEASONS STRATEGY may be best suited for those nearing retirement years but still earning income.

Stocks.......................................           70%
Bonds........................................           25%
Cash.........................................            5%

                             UNDERLYING INVESTMENT
                             PORTFOLIOS & MANAGERS

MULTI-MANAGED MODERATE GROWTH PORTFOLIO             55%

Managed by:
     Janus Capital Corporation
     SunAmerica Asset Management Corp.
     Wellington Management Company, LLP

STOCK PORTFOLIO                                     20%
Managed by T. Rowe Price Associates, Inc.

ASSET ALLOCATION: DIVERSIFIED GROWTH PORTFOLIO      25%
Managed by Putnam Investment Management, Inc.

                                BALANCED GROWTH

    GOAL: Focuses on conservation of principal by investing in a more balanced weighting of stocks and bonds, with a secondary objective of seeking a high total return. This SEASONS STRATEGY may be best suited for those approaching retirement and with less tolerance for investment risk.

Stocks.......................................           55%
Bonds........................................           40%
Cash.........................................            5%

                             UNDERLYING INVESTMENT
                             PORTFOLIOS & MANAGERS

MULTI-MANAGED INCOME/EQUITY PORTFOLIO                 55%

Managed by:
     Janus Capital Corporation
     SunAmerica Asset Management Corp.
     Wellington Management Company, LLP

STOCK PORTFOLIO                                       20%
Managed by T. Rowe Price Associates, Inc.

ASSET ALLOCATION: DIVERSIFIED GROWTH PORTFOLIO        25%
Managed by Putnam Investment Management, Inc.

                              CONSERVATIVE GROWTH

    GOAL: Capital preservation while maintaining some potential for growth over the long term. This SEASONS STRATEGY may be best suited for those with lower investment risk tolerance.

Stocks.......................................           42%
Bonds........................................           53%
Cash.........................................            5%

                             UNDERLYING INVESTMENT
                             PORTFOLIOS & MANAGERS

MULTI-MANAGED INCOME PORTFOLIO                      60%

Managed by:
     Janus Capital Corporation
     SunAmerica Asset Management Corp.
     Wellington Management Company, LLP

STOCK PORTFOLIO                                     15%
Managed by T. Rowe Price Associates, Inc.

ASSET ALLOCATION: DIVERSIFIED GROWTH PORTFOLIO      25%
Managed by Putnam Investment Management, Inc.

                             THE WM VARIABLE TRUST

                      PORTFOLIOS                                                FUNDS
              STRATEGIC GROWTH PORTFOLIO                                     EQUITY FUND
            CONSERVATIVE GROWTH PORTFOLIO                                GROWTH &INCOME FUND
                  BALANCED PORTFOLIO                                 GROWTH FUND OF THE NORTHWEST
           CONSERVATIVE BALANCED PORTFOLIO                                   GROWTH FUND
              FLEXIBLE INCOME PORTFOLIO                                   MID CAP STOCK FUND
                                                                         SMALL CAP STOCK FUND
                                                                      INTERNATIONAL GROWTH FUND
                                                                        SHORT TERM INCOME FUND
                                                                   U.S. GOVERNMENT SECURITIES FUND
                                                                             INCOME FUND
                                                                          MONEY MARKET FUND

FIXED INVESTMENT OPTIONS

The contract also offers seven fixed investment options (five fixed investment options if you enroll in the Diversified Strategies Rewards Program). Anchor National will guarantee the interest rate earned on money you allocate to any of these fixed investment options. We currently offer fixed investment options for periods of one, three, five, seven and ten years, which we call guarantee periods. In Maryland, Oregon and Washington only the one year fixed account option is available. Additionally, if you do not elect to enroll in the Diversified Strategies Rewards Program, you have the option of allocating your money to the 6-month and/or 1-year DCA fixed account. We guarantee the interest rate for money allocated to the 6-month DCA fixed account and/or the 1-year DCA fixed account (the "DCA fixed accounts") which are available only in conjunction with the Dollar Cost Averaging Program. Please see the section on the Dollar Cost Averaging Program on page 26 for additional information about, including limitations on, the availability and operation of the DCA fixed accounts. The DCA fixed accounts are only available for new Purchase Payments.

All of these fixed account options pay interest at rates set and guaranteed by Anchor National. Interest rates may differ from time to time and are set at our sole discretion. We will never credit less than a 3% annual effective rate to any of the fixed account options. The interest rate offered for new Purchase Payments may differ from that offered for subsequent Purchase Payments and money already in the fixed account options. In addition, different guarantee periods offer different interest rates. Rates for specified payments are declared at the beginning of the guarantee period and do not change during the specified period.

There are three scenarios in which you may put money into the fixed account options. In each scenario your money may be credited a different rate of interest as follows:

    - INITIAL RATE: Rate credited to new Purchase Payments allocated to the fixed account when you purchase your contract.

    - CURRENT RATE: Rate credited to subsequent Purchase Payments allocated to the fixed account.

    - RENEWAL RATE: Rate credited to money remaining in a fixed account after expiration of a guarantee period and money transferred from a fixed account or one of the SEASONS STRATEGIES, VARIABLE PORTFOLIOS into a fixed account.

Each of these rates may differ from one another. Although once declared the applicable rate is guaranteed until your guarantee period expires.

The DCA fixed accounts also credit a fixed rate of interest. Interest is credited to amounts allocated to the 6-month or 1-year DCA fixed account while your investment is systematically transferred to the VARIABLE

PORTFOLIO(S) and/or SEASONS STRATEGY(IES). The rates applicable to the DCA fixed accounts may differ from each other and/or the other fixed account options but will never be less than an effective rate of 3%. SEE DOLLAR COST AVERAGING ON PAGE 26 for more information. 9

When a guarantee period ends, you may leave your money in the same guarantee period. You may also reallocate money to another fixed investment option (other than the DCA fixed accounts) or to any of the VARIABLE PORTFOLIO(S) or SEASONS STRATEGY(IES). If you want to reallocate your money, you must contact us within 30 days after the end of the current guarantee period and instruct us how to reallocate your money. If we do not hear from you, we will keep your money in the same guarantee period where it will earn the renewal interest rate applicable at that time.

MARKET VALUE ADJUSTMENT

NOTE: THE FOLLOWING DISCUSSION APPLIES TO THE 3, 5, 7 OR 10 YEAR FIXED INVESTMENT OPTIONS ONLY. THESE OPTIONS ARE NOT AVAILABLE IN MARYLAND, OREGON AND WASHINGTON AND MAY NOT BE AVAILABLE IN OTHER STATES. PLEASE CONTACT YOUR FINANCIAL ADVISOR FOR MORE INFORMATION. THIS DISCUSSION DOES NOT APPLY TO WITHDRAWALS TO PAY A DEATH BENEFIT OR CONTRACT FEES AND CHARGES.

If you take money out of the 3, 5, 7 or 10 year fixed investment options before the end of the guarantee period, we make an adjustment to your contract (the "market value adjustment" or "MVA"). This market value adjustment reflects any difference in the interest rate environment between the time you place your money in the fixed investment option and the time when you withdraw or transfer that money. This adjustment can increase or decrease your contract value. You have 30 days after the end of each guarantee period to reallocate your funds without incurring a market value adjustment.

We will not assess a market value adjustment against withdrawals made (1) to pay a death benefit; (2) to pay contract fees and charges; or (3) to begin the Income Phase of your contract on the latest Annuity Date.

We calculate the market value adjustment by doing a comparison between current rates and the rate being credited to you in the fixed investment option. For the current rate we use a rate being offered by us for a guarantee period that is equal to the time remaining in the guarantee period from which you seek withdrawal or transfer. If we are not currently offering a guarantee period for that period of time, we determine an applicable rate by using a formula to arrive at a number between the interest rates currently offered for the two closest periods available.

Generally, if interest rates drop between the time you put your money into the fixed investment options and the time you take it out, we credit a positive adjustment to your contract. On the other hand, if interest rates increase during the same period, we post a negative adjustment to your contract.

Where the market value adjustment is negative, we first deduct the adjustment from any money remaining in the fixed investment option. If there is not enough money in the fixed investment option to meet the negative deduction, we deduct the remainder from your withdrawal or transfer amount. Where the market value adjustments is positive, we add the adjustment to your withdrawal amount or transfer amount. For withdrawals under the systematic withdrawal program that result in a negative market value adjustment, the MVA amount will be deducted from your withdrawal.

The 1-year fixed investment option and the DCA fixed accounts do not impose a market value adjustment. These fixed investment options are not registered under the Securities Act of 1933 and are not subject to the provisions of the Investment Company Act of 1940.

Please see APPENDIX C for more information on how we calculate the market value adjustment.

DOLLAR COST AVERAGING

The Dollar Cost Averaging ("DCA") program allows you to invest gradually in the variable investment options. Under the program you systematically transfer a set dollar amount or percentage from any VARIABLE PORTFOLIO and/or SEASONS STRATEGY or the 1-year fixed account option (source accounts) to any other VARIABLE PORTFOLIO or SEASONS STRATEGY. Transfers may be monthly or quarterly. You may change the frequency at any time by notifying us in writing.

We also offer the 6-month and a 1-year DCA fixed accounts exclusively to facilitate this program. If you elect to participate in the Diversified Strategies Rewards Program, the 6-month and 1-year DCA fixed accounts are not available under your contract. The DCA fixed accounts only accept new Purchase Payments in amounts of $500.00 or greater. You can not transfer money already in your contract into these options. If you allocate a Purchase Payment into a DCA fixed account, we transfer all your money allocated to that account into the VARIABLE PORTFOLIO(S) or SEASONS STRATEGY(IES) you select over the selected 6-month or 1-year period. You cannot change the option or the frequency of transfers once selected. The minimum transfer amount if you use the 6-month or 1-year DCA fixed accounts to provide dollar cost averaging is $100.

If allocated to the 6-month DCA fixed account, we transfer your money over a maximum of 6 monthly transfers. We base the actual number of transfers on the total amount allocated to the account. For example, if you allocate $500 to the 6-month DCA fixed account, we transfer your money over a period of five months, so that each payment complies with the $100 per transfer minimum.

We determine the amount of the transfers from the 1-year DCA fixed account based on:

    - the total amount of money allocated to the account, and

    - the frequency of transfers selected.

For example, let's say you allocate $1,000 to the 1-year DCA account. You select monthly transfers. We completely transfer all of your money to the selected investment options over a period of ten months. You may terminate your DCA program at any time. If money remains in the DCA fixed account, we transfer the remaining money to the 1-year fixed investment option, unless we receive different instructions from you.

In Oregon, the withdrawal schedule applicable to funds placed in the DCA fixed accounts is 6% for the period when those funds are in the DCA fixed accounts. Once those funds are moved into the target accounts they are subject to the standard withdrawal charge schedule. SEE EXPENSES ON PAGE 34.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, we cannot ensure that you will make a profit. When you elect the DCA Program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

We reserve the right to modify, suspend or terminate this program at any time.

TRANSFERS DURING THE ACCUMULATION PHASE

During the Accumulation Phase, you may transfer money among the VARIABLE PORTFOLIO(S), SEASONS STRATEGY(IES) and the fixed investment options by written request or by telephone. Additionally, you may access your account and request transfers through our website, www.sunamerica.com. Funds already in your contract cannot be transferred into the DCA fixed accounts. You may make transfers among the investment options without incurring a transfer charge. Transfers out of a 3, 5, 7 or 10 year fixed investment option may be subject to a market value adjustment.

The minimum amount you can transfer is $100, or a lesser amount if you transfer the entire balance from a VARIABLE PORTFOLIO, SEASONS STRATEGY or a fixed investment option. Any money remaining in a VARIABLE PORTFOLIO, SEASONS STRATEGY or fixed investment option after making a transfer must equal at least $100. Your request for transfer must clearly state which investment option(s) are involved and the amount you want to transfer. Please see the section on Dollar Cost Averaging on page 26 for specific rules regarding the DCA fixed accounts.

We will accept transfers by telephone and/or the internet unless you specify otherwise on your contract application. We will accept transfers over the internet unless you specify otherwise on your contract application. When receiving telephone and/or the internet account transfers, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone or the internet. If we fail to follow our procedures we may be liable for any losses due to unauthorized or fraudulent transactions.

For information regarding transfers during the Income Phase, SEE INCOME OPTIONS ON PAGE 37.

We may limit the number of transfers in any contract year or refuse any transfer request for you or others invested in the contract if we believe that excessive trading or a specific transfer request or group transfer requests may have a detrimental effect on unit values or the share prices of the underlying portfolios.

Where permitted by law, we may accept your authorization for a third party to make transfers for you subject to our rules. We reserve the right to suspend or cancel such acceptance at any time and will notify you accordingly. Additionally, we may restrict the investment options available for transfers during any period in which such third party acts for you. We notify such third party beforehand regarding any restrictions. However, we will not enforce these restrictions if we are satisfied that such third party has been appointed by a court of competent jurisdiction to act on your behalf; or such third party is a trustee/fiduciary appointed, by you or for you, to act on your behalf for all your financial affairs.

We may provide administrative or other support services to independent third parties you authorize to make transfers on your behalf. We do not currently charge you extra for providing these support services. This includes, but is not limited to, transfers between investment options in accordance with market timing strategies. Such independent third parties may or may not be appointed with us for the sale of annuities. However, WE DO NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE. WE TAKE NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATION AND TRANSFERS TRANSACTED ON YOUR BEHALF BY SUCH THIRD PARTIES OR FOR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES.

We reserve the right to modify, suspend or terminate the transfer privileges at any time.

    EXAMPLE:

    Assume that you want to gradually move $750 each quarter from the Cash Management Portfolio to the Mid-Cap Value SELECT PORTFOLIO over six quarters. You set up dollar cost averaging and purchase Accumulation Units at the following values:

QUARTER  ACCUMULATION UNIT   UNITS PURCHASED
-------  -----------------   ---------------
   1          $ 7.50               100
   2          $ 5.00               150
   3          $10.00                75
   4          $ 7.50               100
   5          $ 5.00               150
   6          $ 7.50               100

    You paid an average price of only $6.67 per Accumulation Unit over six quarters, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

ASSET ALLOCATION REBALANCING PROGRAM

Earnings in your contract may cause the percentage of your investment in each investment option to differ from your original allocations. The Automatic Asset Rebalancing Program addresses this situation. At your election, we periodically rebalance your investments in the SEASONS STRATEGIES, VARIABLE PORTFOLIOS to return your allocations to their original percentages. Asset rebalancing typically involves shifting a portion of your money out of an investment option with a higher return into an investment option with a lower return. At your request, rebalancing occurs on a quarterly, semi-annual or annual basis. We reserve the right to modify, suspend or terminate this program at any time.

PRINCIPAL ADVANTAGE PROGRAM

The Principal Advantage Program allows you to invest in one or more of the VARIABLE PORTFOLIOS or SEASONS STRATEGIES without putting your principal at direct risk. The program accomplishes this by allocating your investment strategically between the fixed investment options (other than the DCA fixed accounts) and the VARIABLE PORTFOLIO(S) or SEASONS STRATEGY(IES) you select. You decide how much you want to invest and approximately when you want a return of principal. We calculate how much of your Purchase Payment needs to be allocated to the particular fixed investment option to ensure that it grows to an amount equal to your total principal invested under this program.

    EXAMPLE:

    Assume that you want to allocate a portion of your initial Purchase Payment of $100,000 to the fixed investment option. You want the amount allocated to the fixed investment option to grow to $100,000 in 7 years. If the 7-year fixed investment option is offering a 5% interest rate, we will allocate $71,069 to the 7-year fixed investment option to ensure that this amount will grow to $100,000 at the end of the 7-year period. The remaining $28,931 may be allocated among the VARIABLE PORTFOLIOS or SEASONS STRATEGIES, as determined by you, to provide opportunity for greater growth.

We reserve the right to modify, suspend or terminate this program at any time.

VOTING RIGHTS

Anchor National is the legal owner of the Seasons Series Trust shares. However, when an underlying portfolio solicits proxies in conjunction with a vote of shareholders, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

SUBSTITUTION

If any of the underlying portfolios become unavailable for investment, we may be required to substitute shares of another investment portfolio. We will seek prior approval of the SEC and give you notice before substituting shares.

ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can access money in your contract in two ways:

    - by making a partial or total withdrawal, and/or;

    - by receiving income payments during the Income Phase. SEE INCOME OPTIONS ON PAGE 37.

Generally, we deduct a withdrawal charge applicable to any partial or total withdrawal and a market value adjustment if a withdrawal comes from the 3, 5, 7 or 10 year fixed investment options prior to the end of a guarantee period. If you withdraw your entire contract value, we also deduct any applicable premium taxes and a contract maintenance fee. SEE EXPENSES ON PAGE 34. We calculate charges due on a total withdrawal on the day after we receive your request and other required paper work. We return your contract value less any applicable fees and charges.

The minimum partial withdrawal amount is $1,000. We require that the value left in any VARIABLE PORTFOLIO, SEASONS STRATEGY or fixed account be at least $500 after the withdrawal. You must send a written withdrawal request. Unless you provide us with different instructions, partial withdrawals will be made in equal amounts from each VARIABLE PORTFOLIO, SEASONS STRATEGY and the fixed investment option in which your contract is invested. Withdrawals from fixed investment options prior to the end of the guarantee period may result in a market value adjustment.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a fixed investment option. Such deferrals are limited to no longer than six months.

FREE WITHDRAWAL PROVISION

Your contract provides for a free withdrawal amount each year. A free withdrawal amount is the portion of your account that we allow you to take out each year without being charged a surrender penalty. However, upon a future full surrender of your contract, any previous free withdrawals would be subject to a surrender charge, if any is applicable at the time of the full surrender (except in the state of Washington).

If you participate in the Diversified Strategies Rewards Program, you will not receive any applicable Deferred Payment Enhancement if you fully withdraw a Purchase Payment or your contract value prior to the corresponding Deferred Payment Enhancement Date. SEE DIVERSIFIED STRATEGIES REWARDS PROGRAM ON
PAGE 16.

To determine your free withdrawal amount and the amount, if any, on which we assess a withdrawal charge, we refer to two special terms. These are penalty-free earnings and the Total Invested Amount.

The penalty-free earnings portion of your contract is your account value less your Total Invested Amount. The Total Invested Amount is the total of all Purchase Payments you have made into the contract less portions of some prior withdrawals you made. The portions of prior withdrawals that reduce your Total Invested Amount are as follows:

    1. Any prior withdrawals on which you previously paid a withdrawal charge, plus the amount of the withdrawal charge.

    2. Any prior free withdrawals in any year that were in excess of your penalty-free earnings and were free because the Purchase Payment withdrawn is no longer subject to surrender charges at the time of the withdrawal.

When you make a withdrawal, we assume that it is taken from penalty-free earnings first, then from the Total Invested Amount on a first-in, first-out basis. This means that you can also access your Purchase Payments which are no longer subject to a surrender charge before those Purchase Payments which are still subject to the surrender charge.

During your first contract year your free withdrawal amount is the greater of:

    1.  Your penalty-free earnings, or;

    2. If you are participating in the Systematic Withdrawal program, a total of 10% of your Total Invested Amount less any prior withdrawals taken during the contract year.

After the first contract year, you can take out the greater of the following amounts each year:

    1. Your penalty free earnings and any portion of your Total Invested Amount no longer subject to surrender charges, or;

    2. 10% of the portion of your Total Invested Amount that has been in your contract for at least one year less any withdrawals taken during the contract year.

Purchase Payments withdrawn, above and beyond the amount of your free withdrawal amount, which have been invested for less than 7 years, or 9 years if you elect to participate in the Diversified Strategies Rewards Program, will result in your paying a withdrawal charge. The amount of the charge and how it applies are discussed more fully below. You should consider, before purchasing this contract, the effect this charge will have on your investment if you need to withdraw more money than the free withdrawal amount. You should fully discuss this decision with your financial advisor.

The withdrawal charge percentage applicable is determined by the age of the Purchase Payment being withdrawn. For purposes of calculating the surrender charge in the event of a full surrender, the charge is calculated based on the remaining Total Invested Amount still subject to surrender charge.

For example, you make an initial Purchase Payment of $100,000. For purposes of this example, we will assume a 0% growth rate over the life of the contract, no election of the Diversified Strategies Rewards Program, Income Protector Program or Seasons Estate Advantage and no subsequent Purchase Payments. In contract year 2 and year 3, you take out your maximum free withdrawal of $10,000 for each year. After those free withdrawals your contract value is $80,000. In contract year 5 you request a full surrender of your contract. We will apply the following calculation, A - (B X C) = D, where:

A = Your contract value at the time of your request for surrender ($80,000)

B = The amount of your Total Invested Amount still subject to surrender charge ($100,000)

C = The withdrawal charge percentage applicable to the age of each Purchase Payment at the time of full surrender (4%) [B X C = $4,000]

D = Your full surrender value ($76,000)

SYSTEMATIC WITHDRAWAL PROGRAM

If you elect, we use money in your contract to pay you monthly, quarterly, semi-annual or annual payments during the Accumulation Phase. Electronic transfer of these funds to your bank account is also available. The minimum amount of each withdrawal is $250. There must be at least $500 remaining in your contract at all times. Withdrawals may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2. Any withdrawals you make using this program count against your free withdrawal amount as described above. Withdrawals in excess of that amount may incur a withdrawal charge. There is no additional charge for participating in this program.

The program is not available to everyone. Please check with our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.

NURSING HOME WAIVER

If you are confined to a nursing home for 60 days or longer, we may waive the withdrawal charge and/or market value adjustment on certain withdrawals prior to the Annuity Date (not available in Texas). The waiver applies only to withdrawals made while you are in a nursing home or within 90 days after you leave the nursing home. Your contract prohibits use of this waiver during the first 90 days after you purchase your contract. In addition, the confinement period for which you seek the waiver must begin after you purchase your contract.

In order to use this waiver, you must submit with your withdrawal request, the following documents: (1) a doctor's note recommending admittance to a nursing home; (2) an admittance form which shows the type of facility you entered; and
(3) a bill from the nursing home which shows that you met the 60 day confinement requirement.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice. At the end of the notice period, we will distribute the contract's remaining value to you.

QUALIFIED CONTRACT OWNERS

Certain Qualified plans restrict and/or prohibit your ability to withdraw money from your contract. SEE TAXES ON PAGE 42 for a more detailed explanation.

DEATH BENEFIT
--------------------------------------------------------------------------------

If you should die during the Accumulation Phase, your Beneficiary will receive a death benefit. The death benefit options are discussed in detail below.

The death benefit is not paid after you are in the Income Phase. If you die during the Income Phase, your Beneficiary will receive any remaining guaranteed income payments in accordance with the income option you choose. SEE INCOME OPTIONS ON PAGE 37.

You select the Beneficiary to receive any amounts payable on death. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

The death benefit will be paid out when we receive adequate proof of death:
(1) a certified copy of a death certificate; (2) a certified copy of a decree of court of competent jurisdiction as to the finding of death; (3) a written statement by a medical doctor who attended the deceased at the time of death; or
(4) any other proof satisfactory to us. We may also require additional documentation or proof in order for the death benefit to be paid.

Generally, the death benefit payment must begin immediately upon receipt of all necessary documents and, in any event, must be paid within 5 years of the date of death. The Beneficiary may, in the alternative, elect to have the death benefit payable in the form of an annuity. If the Beneficiary elects an income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Income payments must begin within one year of the owner's death. If the Beneficiary is the spouse of the owner, he or she can elect to continue the contract, rather than receive a death benefit. SEE SPOUSAL CONTINUATION ON PAGE 33. If the Beneficiary does not make a specific election as to how they want the death benefit distributed within sixty days of our receipt of adequate proof of death, it will be paid in a lump sum.

If the Annuitant dies before annuity payments begin, you can name a new Annuitant. If no Annuitant is named within 30 days, you will become the Annuitant. However, if the owner is a non-natural person (for example, a trust), then the death of the Annuitant will be treated as the death of the owner, no new Annuitant may be named and the death benefit will be paid.

This contract provides three death benefit options: The first is, the Standard Death Benefit which is automatically included in your contract for no additional fee. We also offer for an additional fee an optional enhanced death benefit which offers you the selection of one of two options. If you choose the enhanced death benefit you may also elect, for an additional fee, the Earnings Advantage feature. Your death benefit elections must be made at the time of contract application and the election cannot be terminated.

The term "Net Purchase Payment" is used frequently in explaining the death benefit options. We define Net Purchase Payments as Purchase Payments less an adjustment for each withdrawal.

To calculate the adjustment amount for a withdrawal, you first determine the percentage by which the contract value is reduced by the withdrawal, on the date of the withdrawal. This percentage is calculated by dividing the amount of each withdrawal (including fees and charges applicable to the withdrawal) by the contract value immediately before taking that withdrawal. The percentage amount is then multiplied by the amount of Net Purchase Payments immediately before the withdrawal to get the adjustment amount. This amount is subtracted from the amount of Net Purchase Payment(s) immediately before the withdrawal.

If you have not taken any withdrawals from your contract, Net Purchase Payments equals total Purchase Payments into your contract.

"Proportionate Reductions" is also a term we use frequently. This term is defined as withdrawals from your contract (and fees and charges applicable to those withdrawals) in an amount equal to the proportion by which the withdrawal reduced the measuring value on the date of the withdrawal.

If Diversified Strategies Rewards is elected, any payment enhancements are not considered Purchase Payments.

STANDARD DEATH BENEFIT

The standard death benefit on your contract, if you are age 74 or younger at the time of death, is the greater of:

    1. Net Purchase Payments compounded at a 3% annual growth rate from the date of issue until the date of death, plus any Net Purchase Payments or minus any Proportionate Reductions recorded after the date of death; or

    2.  the contract value at the time we receive satisfactory proof of death.

If you are age 75 or older at the time of death, the death benefit is the greater of:

    1. Net Purchase Payments compounded at a 3% annual growth rate from date of issue until your 75th birthday plus any Net Purchase Payments or minus any Proportionate Reductions recorded after age 75 until date of death; or

    2.  the contract value at the time we receive satisfactory proof of death.

ENHANCED DEATH BENEFIT

For an additional fee, you may elect an Enhanced Death Benefit which can provide greater protection for your beneficiaries. You must chose between Option 1 and Option 2 at the time you purchase your contract and you can not change your election at any time. The Enhanced Death Benefit is only available if you are age 81 or younger at the time of contract issue. The fee charged is [0%-1.00%] of the average daily ending value of the assets you have allocated to the Variable Portfolios and/or Strategies.

OPTION 1 - PURCHASE PAYMENT ACCUMULATION OPTION

  The death benefit is the greater of:

    a.  the contract value at the time we receive satisfactory proof of death;
       or

    b. Net Purchase Payments compounded to the earlier of 80th birthday or the date of death, at a [5%] annual growth rate, plus any subsequent Net Purchase Payments or minus any proportionate reduction) recorded after your 80th birthday or the date of death up to a maximum benefit of two times the Net Purchase Payments made over the life of your contract.

       If you die after the latest Annuity Date and you selected the [5%] Accumulation option, any death benefit payable under the contract will be the Standard Death Benefit as described above. Therefore, your beneficiary will not receive any benefit from Seasons Estate Advantage.

If you die after your latest annuity date, the Purchase Payment Accumulation death benefit reverts to the Standard Death Benefit. Thus, your beneficiaries may receive no benefit from The Enhanced Death Benefit.

OPTION 2 - MAXIMUM ANNIVERSARY VALUE OPTION

  The death benefit is the greater of:

    a.  Net Purchase Payments; or

    b.  the contract value at the time we receive satisfactory proof of death;
       or

    c. the maximum anniversary value on any contract anniversary prior to your 81st birthday plus any Net Purchase Payments or minus any proportionate reductions) recorded since that anniversary. The anniversary value equals the contract value on a contract anniversary.

       If you are age 90 or older at the time of death and you had selected the Maximum Anniversary Value option, the death benefit will be equal to the contract value at the time we receive satisfactory proof of death. Thus, your beneficiaries may receive no benefit from your election of the Enhanced Death Benefit.

EARNINGS ADVANTAGE

The Earnings Advantage benefit may increase the death benefit amount. In order to make an Earnings Advantage election you must have already elected the Enhanced Death Benefit described above. The Earnings Advantage is available for an additional charge of [0%-1.00%] of the average daily ending value of the assets you have allocated to the Variable Portfolios and/or Strategies. You are not required to elect the Earnings Advantage feature if you select the Enhanced Death Benefit, but once elected, generally it can not be terminated.

If you have earnings in your contract at the time of death, we will add a percentage of those earnings (the "Earnings Advantage Percentage"), subject to a maximum dollar amount (the "Maximum Earnings Advantage Percentage"), to the death benefit payable.

The Contract Year of Death will determine the Earnings Advantage Percentage and the Maximum Earnings Advantage amount, as set forth below:

---------------------------------------------------------------------------------------------------------------------------------
                                                 EARNINGS ADVANTAGE
CONTRACT YEAR OF DEATH                               PERCENTAGE                      MAXIMUM EARNINGS ADVANTAGE PERCENTAGE
---------------------------------------------------------------------------------------------------------------------------------
Years [0-10+]                           [0-100%] of earnings                   [0-100%] of Net Purchase Payments*
---------------------------------------------------------------------------------------------------------------------------------

*Purchase Payments must be invested for at least [twelve] months at the time of your death to be included as part of Net Purchase Payments for the purposes of the Maximum Earnings Advantage calculation.

WHAT IS THE CONTRACT YEAR OF DEATH?

Contract Year of Death is the number of full 12 month periods beginning with the date your contract is issued and ending on the date of death.

WHAT IS THE EARNINGS ADVANTAGE PERCENTAGE AMOUNT?

We determine the amount of the Earnings Advantage based upon a percentage of earnings in your contract at the time of your death. For the purpose of this calculation, earnings are defined as (1) minus (2) where

    (1) equals the contract value on the date of death; and

    (2) equals Net Purchase Payments.

WHAT IS THE MAXIMUM EARNINGS ADVANTAGE?

The Earnings Advantage amount is subject to a maximum. The maximum Earnings Advantage amount is equal to a percentage of your Net Purchase Payments.

The Earnings Advantage benefit will only be paid if your date of death is prior to the latest Annuity Date. Thus, your beneficiaries may receive no benefit from your election of the Earnings Advantage Benefit.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE ESTATE ADVANTAGE FEATURE (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME.

SPOUSAL CONTINUATION

If you are the original owner of the contract and the Beneficiary is your spouse, your Spouse may elect to continue the contract after your death. The spouse becomes the new owner ("Continuing Spouse").

The contract and its elected features, if any, remain the same. The Continuing Spouse is subject to the same fees, charges and expenses applicable to the original owner of the contract. The Continuing Spouse can only elect to continue the contract upon the death of the original owner of the contract.

Upon continuation of the contract, we will contribute to the contract value an amount by which the death benefit that would have been paid to the beneficiary upon the death of the original owner exceeds the contract value ("Continuation Contribution"), if any. We calculate the Continuation Contribution as of the date of the original owner's death. We will add the Continuation Contribution as of the date we receive both the Continuing Spouse's written request to continue the contract and proof of death of the original owner in a form satisfactory to us ("Continuation Date"). The age of the Continuing Spouse on the Continuation Date and on the date of the Continuing Spouse's death will be used in determining any future death benefits under the Contract. SEE APPENDIX D FOR FURTHER EXPLANATION OF THE DEATH BENEFIT CALCULATION FOLLOWING A SPOUSAL CONTINUATION. The Continuation Contribution is not considered a Purchase Payment for any other calculation except as noted in Appendix D. To the extent the Continuing Spouse invests in the Variable Portfolios or MVA fixed accounts, they will be subject to investment risk as was the original owner.

Generally, the Continuing Spouse cannot change any contract provisions as the new owner. However, on the Continuation Date, the Continuing Spouse may terminate the original owner's election of Earnings Advantage. We will terminate Earnings Advantage if the Continuing Spouse is age 81 or older on the Continuation Date. If Earnings Advantage is not terminated or discontinued and the Continuing Spouse dies after the latest Annuity Date no Earnings Advantage benefit will be payable.

EXPENSES
--------------------------------------------------------------------------------

There are charges and expenses associated with your contract. These charges and expenses reduce your investment return. We will not increase the contract maintenance fee or withdrawal charges under your contract. However the investment charges under your contract may increase or decrease. Some states may require that we charge less than the amounts described below.

INSURANCE CHARGES

The amount of this charge is 1.40% annually of the value of your contract invested in the VARIABLE PORTFOLIO(S) and/or SEASONS STRATEGY(IES). We deduct the charge daily, on a pro-rata basis, from the value of your contract allocated to the VARIABLE PORTFOLIO(S) and/or SEASONS STRATEGY(IES). The insurance charge compensates us for the mortality and expense risks and the costs of contract distribution assumed by Anchor National. If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference.

WITHDRAWAL CHARGES

During the Accumulation Phase you may make withdrawals from your contract. However, a withdrawal charge may apply. We apply a withdrawal charge upon an early withdrawal against each Purchase Payment you put into the contract. The withdrawal charge equals a percentage of the Purchase Payment you take out of the contract. The contract does provide a free withdrawal amount every year. SEE ACCESS TO YOUR MONEY ON PAGE 28. The withdrawal charge percentage declines each year a Purchase Payment is in the contract, as follows:

      WITHDRAWAL CHARGE WITHOUT THE DIVERSIFIED STRATEGIES REWARDS PROGRAM
                                  (SCHEDULE A)

        YEAR               1          2          3          4          5          6          7          8
---------------------   --------   --------   --------   --------   --------   --------   --------   --------
  Withdrawal Charge        7%         6%         6%         5%         4%         3%         2%         0%

 WITHDRAWAL CHARGE WITH THE DIVERSIFIED STRATEGIES REWARDS PROGRAM (SCHEDULE B)

        YEAR               1          2          3          4          5          6          7          8          9          10
---------------------   --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
  Withdrawal Charge        9%         8%         7%         6%         6%         5%         4%         3%         2%         0%

After a Purchase Payment has been in the contract for seven complete years, or nine complete years if you elect to participate in the Diversified Strategies Rewards Program, the withdrawal charge no longer applies to that Purchase Payment. When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered earnings first, then Purchase Payments.

The Diversified Strategies Rewards Program is designed to reward long term investing. We expect that if you remain committed to this investment over the long term, we will profit as a result of fees charged over the life of your contract. However, neither the mortality and expense fees, distribution expenses, contract administration fee nor investment management fees are higher on the Diversified Strategies Rewards Program than the contract without election of the Diversified Strategies Rewards Program.

Whenever possible, we deduct the withdrawal charge from the money remaining in your contract from each of your investment options on a pro-rata basis. If you withdraw all of your contract value, we deduct any applicable withdrawal charges from the amount withdrawn. We will not assess a withdrawal charge for money withdrawn to pay a death benefit. We do not currently assess a withdrawal charge upon election to receive income payments from your contract. Withdrawals made prior to age 59 1/2 may result in tax penalties. SEE TAXES ON PAGE 42.

INVESTMENT CHARGES

INVESTMENT MANAGEMENT FEES

Charges are deducted from the assets of the investment portfolios underlying the VARIABLE PORTFOLIO(S) or SEASONS STRATEGY(IES) for the advisory and other expenses of the portfolios. SEE FEE TABLES ON PAGE 6.

SERVICE FEES

Portfolio shares of the Seasons Series Trust are all subject to fees imposed under a servicing plan adopted by the Seasons Series Trust Board of Trustees pursuant to Rule 12b-1 under the Investment Company Act of 1940. This service fee of 0.15%, which is also known as a 12b-1 fee, will not increase for the life of the contract.

FOR MORE DETAILED INFORMATION ON THESE INVESTMENT CHARGES, REFER TO THE PROSPECTUS FOR THE SEASONS SERIES TRUST, ATTACHED.

CONTRACT MAINTENANCE FEE

During the Accumulation Phase, we subtract a contract maintenance fee from your account once per year. This charge compensates us for the cost of contract administration. If your contract value is $50,000 or more on your contract anniversary date, we will waive the charge. This waiver is subject to change without notice. We will deduct the $35 ($30 in North Dakota) contract maintenance fee on a pro-rata basis from your account value on your contract anniversary. In the states of Pennsylvania, Texas and Washington a contract maintenance fee will be deducted pro-rata from the VARIABLE PORTFOLIO(S) and/or SEASONS STRATEGY(IES) in which you are invested, only. If you withdraw your entire contract value, we deduct the fee from that withdrawal.

TRANSFER FEE

You may make transfers between investment options, without incurring a transfer charge. However, we reserve the right to charge a fee for such transfers in the future.

OPTION DEATH BENEFIT FEES

Please see page 32 of this prospectus for additional information regarding the Enhanced death benefit and Estate Advantage fee.

OPTIONAL INCOME PROTECTOR FEE

Please see page 39 of this prospectus for additional information regarding the Income Protector fee.

PREMIUM TAX

Certain states charge the Company a tax on the premiums you pay into the contract. We deduct from your contract these premium tax charges. Currently we deduct the charge for premium taxes when you fully surrender or annuitize the contract. In the future, we may assess this deduction at the time you put Purchase Payment(s) into the contract or upon payment of a death benefit.

APPENDIX D provides more information about premium taxes.

INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF CHARGES AND EXPENSES, AND ADDITIONAL AMOUNTS
CREDITED

Sometimes sales of the contracts to groups of similarly situated individuals may lower our administrative and/or sales expenses. We reserve the right to reduce or waive certain charges and expenses when this type of sale occurs. In addition, we may also credit additional interest to policies sold to such groups. We determine which groups are eligible for such treatment. Some of the criteria we evaluate to make a determination are: size of the group; amount of expected Purchase Payments; relationship existing between us and prospective purchaser; nature of the purchase; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that administrative and/or sales expenses may be reduced.

Anchor National may make such a determination regarding sales to its employees, it affiliates' employees and employees of currently contracted broker-dealers; its registered representatives and immediate family members of all of those described.

We reserve the right to change or modify any such determination or the treatment applied to a particular group, at any time.

INCOME OPTIONS
--------------------------------------------------------------------------------

ANNUITY DATE

During the Income Phase, the money in your Contract is used to make regular income payments to you. You may switch to the Income Phase any time after your second contract anniversary. You select the month and year in which you want income payments to begin. The first day of that month is the Annuity Date. You may change your Annuity Date, so long as you do so at least seven days before the income payments are scheduled to begin. Once you begin receiving income payments, you cannot change your Income Option. Except as discussed under Option 5, once you begin receiving income payments, you cannot otherwise access your money through a withdrawal or surrender.

If you participate in the Diversified Strategies Rewards Program and switch to the Income Phase prior to a Deferred Payment Enhancement Date, if applicable, we will not allocate any corresponding Deferred Payment Enhancement to your contract. SEE DIVERSIFIED STRATEGIES REWARDS PROGRAM ON PAGE 16.

Income payments must begin on or before your 90th birthday or on your tenth contract anniversary, whichever occurs later. If you do not choose an Annuity Date, your income payments will automatically begin on this date (latest Annuity Date.) Certain states may require your income payments to start earlier.

If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences. In addition, certain Qualified contracts require you to take minimum distributions after you reach age 70 1/2. SEE TAXES ON PAGE 42.

INCOME OPTIONS

Currently, this Contract offers five Income Options. If you elect to receive income payments but do not select an option, your income payments will be made in accordance with Option 4 for a period of 10 years. For income payments selected for joint lives, we pay according to Option 3.

We base our calculation of income payments on the life of the Annuitant and the annuity rates set forth in your contract. As the contract owner, you may change the Annuitant at any time prior to the Annuity Date. You must notify us if the Annuitant dies before the Annuity Date and then designate a new Annuitant.

OPTION 1 - LIFE INCOME ANNUITY

This option provides income payments for the life of the Annuitant. Income payments stop when the Annuitant dies.

OPTION 2 - JOINT AND SURVIVOR LIFE ANNUITY

This option provides income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make income payments during the lifetime of the survivor. Income payments stop whenever the survivor dies.

OPTION 3 - JOINT AND 100% SURVIVOR LIFE ANNUITY WITH 10 YEAR PERIOD CERTAIN

This option is similar to Option 2 above, with an additional guarantee of payments for at least 10 years. If the Annuitant and the Survivor die before all of the payments have been made, the remaining payments are made to the Beneficiary under your Contract.

OPTION 4 - LIFE ANNUITY WITH 10 OR 20 YEAR PERIOD CERTAIN

This option is similar to Option 1 above. In addition, this option provides a guarantee that income payments will be made for at least 10 or 20 years. You select the number of years. If the Annuitant dies before all guaranteed income payments are made, the remaining income payments go to the Beneficiary under your Contract.

OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides income payments for a guaranteed period ranging from 5 to 30 years. If the Annuitant dies before all the guaranteed income payments are made, the remaining income payments are made to the Beneficiary under your contract. Additionally, if variable income payments are elected under this option, you (or the Beneficiary under the contract if the Annuitant dies prior to all guaranteed payments being made) may redeem the contract value (in full or in part) after the Annuity Date. The amount available upon such redemption would be the discounted present value of any remaining guaranteed payments. The value of an Annuity Unit, regardless of the option chosen, takes into account the mortality and expense risk charge. Since Option 5 does not contain an element of mortality risk, no benefit is derived from this charge.

We make income payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments direct deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if the selected income option results in annuity payments of less than $50 per payment, we may decrease the frequency of the payments, state law allowing.

ALLOCATION OF ANNUITY PAYMENTS

You can choose income payments that are fixed, variable or both. If payments are fixed, Anchor National guarantees the amounts of each payment. If the payments are variable, the amounts are not guaranteed. They will go up and/or down based upon the performance of the VARIABLE PORTFOLIO(S) or SEASONS STRATEGY(IES) in which you invest.

FIXED OR VARIABLE INCOME PAYMENTS

If at the date when income payments begin you are invested in the VARIABLE PORTFOLIO(S) and/or SEASONS STRATEGY(IES) only, your income payments will be variable. If your money is only in fixed accounts at that time, your income payments will be fixed in amount. If you are invested in both fixed and variable options at the time you begin the Income Phase, a portion of your income payments will be fixed and a portion will be variable.

INCOME PAYMENTS

Your income payments will vary if you are invested in the VARIABLE PORTFOLIO(S) and/or SEASONS STRATEGY(IES) after the Annuity date depending on four factors:

    - for life options, your age when payments begin,

    - the value of your contract in the VARIABLE PORTFOLIO(S) and/or SEASONS STRATEGY(IES) on the Annuity Date,

    - the 3.5% assumed investment rate for variable income payments used in the annuity table for the contract, and;

    - the performance of the VARIABLE PORTFOLIO(S) and/or SEASONS STRATEGY(IES) in which you are invested during the time you receive income payments.

If you are invested in both the fixed account options and the VARIABLE PORTFOLIO(S) and/or SEASONS STRATEGY(IES) after the Annuity Date, the allocation of funds between the fixed accounts and VARIABLE PORTFOLIO(S) and/or SEASONS STRATEGY(IES) also impacts the amount of your annuity payments.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, one (1) transfer per month is permitted between the VARIABLE PORTFOLIO(S) and SEASONS STRATEGY(IES). No other transfers are allowed during the Income Phase.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period.

Please read the Statement of Additional Information, available upon request, for a more detailed discussion of the income options.

INCOME PROTECTOR

You may elect to enroll in the Income Protector Program. The Income Protector Program can provide a future "safety net" which can offer you the ability to receive a guaranteed fixed minimum retirement income when you choose to switch to the Income Phase. If you elect the Income Protector you can know the level of minimum income that will be available to you upon annuitization, regardless of fluctuating market conditions. In order to utilize the program, you must follow the provisions discussed below.

The minimum level of Income Protector benefit available is generally based upon your Purchase Payments remaining in your contract at the time you decide to begin taking income. If available and elected, a growth rate can provide increased levels of minimum guaranteed income. We charge a fee for the Income Protector benefit. The amount of the fee and levels of income protection available to you are described below. This feature may not be available in your state. Check with your financial advisor regarding availability.

You are not required to use the Income Protector to receive income payments. The general provisions of your contract provide other income options. However, we will not refund fees paid for the Income Protector if you begin taking income payments under the general provisions of your contract. YOU MAY NEVER NEED TO RELY UPON INCOME PROTECTOR IF YOUR CONTRACT PERFORMS WITHIN A HISTORICALLY ANTICIPATED RANGE. HOWEVER, PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

Certain federal tax code restrictions on the income options available to qualified retirement investors may have an impact on your ability to benefit from this feature. Qualified investors should read NOTE TO QUALIFIED CONTRACT HOLDERS, below.

HOW DO WE DETERMINE THE AMOUNT OF YOUR MINIMUM GUARANTEED INCOME?

If you elect the Income Protector feature, we base the amount of minimum retirement income available to you upon a calculation we call the Income Benefit Base. At the time your enrollment in the Income Protector program becomes effective, your Initial Income Benefit Base is equal to your contract value. Your participation becomes effective on either the date of issue of the contract (if the feature is elected at the time of application) or on the contract anniversary following your enrollment in the program.

The Income Benefit Base is only a calculation. It does not represent a contract value, nor does it guarantee performance of the VARIABLE PORTFOLIO(S) or SEASONS STRATEGY(IES) in which you invest.

Your Income Benefit Base increases if you make subsequent Purchase Payments and decreases if you withdraw money from your contract. The exact Income Benefit Base calculation is equal to (a) plus (b) minus (c) where:

    (a) is equal to, for the first year of calculation, your contract value on the date your participation became effective, and for each subsequent year of calculation, the Income Benefit Base of your prior contract anniversary, and;

    (b) is equal to the sum of all subsequent Purchase Payments made into the contract since the prior contract anniversary, and;

    (c) is equal to all withdrawals and applicable fees and charges since the last contract anniversary, in an amount proportionate to the amount by which such withdrawals decreased your contract value. Your Income Benefit Base may accumulate at the elected growth rate from the date your election becomes effective through your Income Benefit Date. However any applicable growth rate will reduce to 0% on the anniversary immediately after the annuitant's 90th birthday.

Your Income Benefit Base may accumulate at the elected growth rate from the date your election becomes effective through your Income Benefit Date. However any applicable growth rate will reduce to 0% on the anniversary immediately after the annuitant's 90th birthday.

LEVEL OF PROTECTION

If you decide that you want the protection offered by the Income Protector feature, you must elect the Income Protector by completing the Income Protector Election Form available through our Annuity Service Center. You may only elect one of the offered alternatives, if more than one is available, and you can never change your election once made.

Your Income Benefit Base will begin accumulating at the applicable growth rate on the contract anniversary following our receipt of your completed election form. In order to obtain the benefit of the Income Protection you may not begin the income Phase for at leaset [ten years] following your election. Thus, you must make you election prior to the later of:

    - your 80th birthday, or

    - contract purchase.

ELECTING TO RECEIVE INCOME

You may elect to begin the Income Phase of your contract using the Income Protector Program ONLY within the 30 days after the [0-10th] or later contract anniversary following the effective date of your Income Protector participation.

The contract anniversary of or prior to your election to begin receiving income payments is your Income Benefit Date. We calculate your Income Benefit Base as of that date to use in determining your guaranteed minimum fixed retirement income. To determine the minimum guaranteed retirement income available to you, we apply your final Income Benefit Base to the annuity rates stated in your Income Protector endorsement for the income option you select. You then choose if you would like to receive the income annually, semi-annually, quarterly or monthly for the time guaranteed under your selected income option. Your final Income Benefit Base is equal to (a) minus (b) where:

    (a) is your Income Benefit Base as of your Income Benefit Date, and;

    (b) is any partial withdrawals of contract value and any charges applicable to those withdrawals and any withdrawal charges otherwise applicable, calculated as if you fully surrender your contract as of the Income Benefit Date, and any applicable premium taxes.

The income options available when using the Income Protector feature to receive your retirement income are:

    - Life Annuity with 10 years guaranteed, or

    - Joint and 100% Survivor Life Annuity with 20 years guaranteed

At the time you elect to begin receiving income payments, we will calculate your income payments using both your Income Benefit Base and your contract value. We will use the same income option for each calculation; however, the annuity factors used to calculate your income under the Income Protector feature will be different. You will receive whichever provides a greater stream of income. If you elect to receive income payments using the Income Protector feature your income payments will be fixed in amount.

FEES ASSOCIATED WITH THE INCOME PROTECTOR PROGRAM

If you elect to participate in the Income Protector program we charge an annual fee, as follows:

    ALTERNATIVE       FEE AS A % OF YOUR INCOME BENEFIT BASE
--------------------  --------------------------------------
[0%-6.75%]            [0%-1.00%]

We deduct the annual fee from your actual Contract Value. If your contract is issued with the Income Protector Program we begin deducting the annual fee on your first contract anniversary. If you elect the feature at some later date, we begin deducting the annual fee on the contract anniversary following the date on which your particpation in the program becomes effect.

Additionally, if you fully surrender your contract prior to your contract anniversary, we will deduct the fee at the time of surrender based on your Income Benefit Base as of the surrender date. Once elected, the Income Protector Program and its corresponding charges may not be terminated until full surrender or annuitization of the contract occurs.

NOTE TO QUALIFIED CONTRACT HOLDERS

Qualified contracts generally require that you select an income option that does not exceed your life expectancy. That restriction, if it applies to you, may limit the benefit of the Income Protector program. To utilize the Income Protector feature, you must take income payments under one of the two income options described above. If those income options exceed your life expectancy, you may be prohibited from receiving your guaranteed fixed income under the program. If you own a Qualified contract to which this restriction applies and you elect the Income Protector program, you may pay for this minimum guarantee and not be able to realize the benefit.

Generally, for Qualified contracts:

    - for the Life Annuity with 10 years guaranteed, you must annuitize before age 79, and;

    - for the Joint and 100% Survivor Annuity with 20 years guaranteed, both annuitants must be 70 or younger or one of the annuitants must be 65 or younger upon annuitization. Other age combinations may be available.

You may wish to consult your tax advisor for information concerning your particular circumstances.

The Income Protector program may not be available in all states. Check with your financial advisor for availability in your state.

We reserve the right to modify, suspend or terminate the program at any time.

TAXES
--------------------------------------------------------------------------------

NOTE: WE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE, THEREFORE WE CANNOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE.

ANNUITY CONTRACTS IN GENERAL

The Internal Revenue Code ("federal tax code") provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Qualified retirement investments automatically provide tax deferral regardless of whether the underlying contract is an annuity. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-qualified.

If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-qualified contract. A Non-qualified contract receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of Qualified plans are: Individual Retirement Accounts ("IRAs"), Roth IRAs, Tax-Sheltered Annuities (referred to as 403(b) contracts), H.R. 10 Plans (referred to as Keogh Plans) and pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract.

TAX TREATMENT OF DISTRIBUTIONS--NON-QUALIFIED CONTRACTS

If you make a withdrawal from a Non-qualified contract, the federal tax code treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. For annuity payments, any portion of each payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The federal tax code provides for a 10% penalty tax on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age
59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the federal tax code); (4) in a series of substantially equal installments made for your life or for the joint lives of you and you Beneficiary; (5) under an immediate annuity; or (6) which come from Purchase Payments made prior to August 14, 1982.

TAX TREATMENT OF DISTRIBUTIONS--QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. Any amount of money you take out as a withdrawal or as income payments is taxable income. The federal tax code further provides for a 10% penalty tax on any withdrawal or income payment paid to you other than in conjunction with the following circumstances: (1) after reaching age 59 1/2;
(2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the federal tax code); (4) in a series of substantially equal installments made for your life or for the joint lives of you and your Beneficiary; (5) to the extent such withdrawals do not exceed limitations set by the federal tax code for amounts paid during the taxable year for medical care;
(6) to fund higher education expenses (as defined in federal tax code); (7) to fund certain first-time home purchase expenses; and, except in the case of an IRA; (8) when you separate from service after attaining age 55; and (9) when paid to an alternate payee pursuant to a qualified domestic relations order.

The federal tax code limits the withdrawal of Purchase Payments from certain Tax-Sheltered Annuities. Withdrawals can only be made when an owner:
(1) reaches age 59 1/2; (2) leaves his or her job; (3) dies; (4) becomes disabled (as defined in the federal tax code); or (5) in the case of hardship. In the case of hardship, the owner can only withdraw Purchase Payments.

MINIMUM DISTRIBUTIONS

If you have a Qualified contract, distributions must begin by April 1 of the calendar year following the later of (1) the calendar year in which you attain age 70 1/2 or (2) the calendar year in which you retire. Failure to satisfy the minimum distribution requirements may result in a tax penalty. You should contact your tax advisor for more information.

We currently waive surrender charges and MVA on withdrawals taken to meet minimum distribution requirements. Current operational practice is to provide a free withdrawal of the greater of the contract's maximum penalty free amount or the required minimum distribution amount for a particular contract (but not both).

You may elect to have the required minimum distribution amount on your contract calculated and withdrawn each year under the automatic withdrawal option. You may select either monthly, quarterly, semi-annual or annual withdrawals for this purpose. This service is provided as a courtesy and we do not guarantee the accuracy of our calculations. Accordingly, we recommend you consult your tax advisor concerning your required minimum distribution. You may terminate your election for automated minimum distribution at any time by sending a written request to our Annuity Service Center. We reserve the right to change, modify or discontinue the service at any time.

DIVERSIFICATION

The federal tax code imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that the underlying Portfolios' management monitors the variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Anchor National, would be considered the owner of the shares of the Portfolios. It is unknown to what extent owners are permitted to select investments, to make transfers among Portfolios or the number and type of Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively.

This would mean you, as the owner of the contract, could be treated as the owner of the underlying variable investment Portfolios. Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

PERFORMANCE
--------------------------------------------------------------------------------

From time to time we will advertise the performance of the VARIABLE PORTFOLIOS and/or SEASONS STRATEGIES. Any such performance results are based on historical earnings and are not intended to indicate future performance.

We advertise the Cash Management Portfolio's yield and effective yield. In addition, the other VARIABLE PORTFOLIOS and SEASONS STRATEGIES advertise total return, gross yield and yield-to-maturity. These figures represent past performance of the VARIABLE PORTFOLIOS and SEASONS STRATEGIES. These performance numbers do not indicate future results.

We may show performance of each VARIABLE PORTFOLIO and/or SEASONS STRATEGY in comparison to various appropriate indices and the performance of other similar variable annuity products with similar objectives as reported by such independent reporting services as Morningstar, Inc., Lipper Analytical Services, Inc. and the Variable Annuity Research Data Service ("VARDS").

Please see the Statement of Additional Information, available upon request, for more information regarding the methods used to calculate performance data.

Anchor National may also advertise the rating and other information assigned to it by independent industry ratings organizations. Some of those organizations are A.M. Best Company ("A.M. Best"), Moody's Investor's Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P"), and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of our financial strength and performance in comparison to others in the life and health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurer's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the variable Portfolios.

OTHER INFORMATION
--------------------------------------------------------------------------------

ANCHOR NATIONAL

Anchor National is a stock life insurance company originally organized under the laws of the state of California in April, 1965. On January 1, 1996, Anchor National redomesticated under the laws of the state of Arizona.

Anchor National and its affiliates, SunAmerica Life Insurance Company, First SunAmerica Life Insurance Company, SunAmerica Asset Management Corporation, SunAmerica Trust Company, and the SunAmerica Financial Network, Inc. (comprising six wholly owned broker-dealers), specialize in retirement savings and investment products and services. Business focuses include fixed and variable annuities, mutual funds, broker-dealer services and trust administration services.

THE SEPARATE ACCOUNT

Anchor National originally established a separate account, Variable Separate Account (the "Separate Account"), under Arizona law on January 1, 1996 when it assumed the separate account, originally established under California law on June 25, 1981. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

Anchor National owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by Anchor National. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Anchor National.

CUSTODIAN

State Street Bank and Trust Company, 255 Franklin Street, Boston, Massachusetts 02110, serves as the custodian of the assets of the Separate Account. Anchor National pays State Street Bank for services provided, based on a schedule of fees.

THE GENERAL ACCOUNT

Money allocated to the fixed account options goes into Anchor National's general account. The general account consists of all of Anchor National's assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any Anchor National contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

DISTRIBUTION OF THE CONTRACT

Registered representatives of broker-dealers sell the contract. We pay commissions to these representatives for the sale of the contracts. We do not expect the total commissions to exceed 8.0% of your Purchase Payments. Contracts sold with the Diversified Strategies Rewards Program may result in our paying a different commission. We may also pay a bonus to representatives for contracts which stay active for a particular period of time, in addition to standard commissions. We do not deduct commissions paid to registered representatives directly from your Purchase Payments.

From time to time, we may pay or allow additional promotional incentives in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell, certain minimum amounts of the contract, or other contracts offered by us. Promotional incentives may change at any time.

SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York 10017 distributes the contracts. SunAmerica Capital Services is an affiliate of Anchor National, and is a registered as a broker-dealer under the Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

No underwriting fees are paid in connection with the distribution of the contracts.

ADMINISTRATION

We are responsible for the administrative servicing of your contract. During the Accumulation Phase, you will receive confirmation of transactions within your contract. Transactions made pursuant to contractual or systematic agreements, such as deduction of the annual maintenance fee and dollar cost averaging, may be confirmed quarterly. Purchase payments received through the Automatic Payment Plan or a salary reduction arrangement, may also be confirmed quarterly. For all other transactions, we send confirmations immediately.

During the Accumulation and Income Phases, you will receive a statement of your transactions over the past quarter and a summary of your account values. Please contact our Annuity Service Center at 1-800-445-SUN2, if you have any comment, question or service request.

We send out transaction confirmations and quarterly statements. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Separate Account. Anchor National and its subsidiaries engage in various kinds of routine litigation. In management's opinion, these matters are not of material importance to their respective total assets nor are they material with respect to the Separate Account.

INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

                           TO BE UPDATED BY AMENDMENT

The consolidated financial statements of Anchor National Life Insurance Company
as of             . As of the date of this Prospectus, sale of these contracts have not begun. Therefore, financial statements for Variable Separate Account (portion related to the Diversified Strategies Variable Annuity) are not contained herein.

TABLE OF CONTENTS OF
STATEMENT OF ADDITIONAL INFORMATION

Separate Account............................................    3

General Account.............................................    4

Performance Data............................................    4

Income Payments.............................................    9

Annuity Unit Values.........................................   10

Taxes.......................................................   13

Distribution of Contracts...................................   18

Financial Statements........................................   18

APPENDIX A - CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                           TO BE UPDATED BY AMENDMENT

APPENDIX B - DIVERSIFIED STRATEGIES REWARDS PROGRAM EXAMPLES
--------------------------------------------------------------------------------

The following examples assume an initial $125,000 Purchase Payment is made and that the Company is offering Upfront and Deferred Payment Enhancements in accordance with this chart:

                     UPFRONT PAYMENT    DEFERRED PAYMENT             DEFERRED PAYMENT
ENHANCEMENT LEVEL    ENHANCEMENT RATE   ENHANCEMENT RATE             ENHANCEMENT DATE

-----------------------------------------------------------------------------------------------

Under $100,000               2%                 0%         N/A
-----------------------------------------------------------------------------------------------
$100,000 - $499,999          2%                 1%         Nine years from the date we receive
                                                            each Purchase Payment.
-----------------------------------------------------------------------------------------------
$500,000 - more              2%                 2%         Nine years from the date we receive
                                                            each Purchase Payment.
-----------------------------------------------------------------------------------------------

I. DEFERRED PAYMENT ENHANCEMENT

If you elect to participate in the Diversified Strategies Rewards Program at contract issue, we contribute at least 2% of each Purchase Payment to your contract for each Purchase Payment we receive, as an Upfront Payment Enhancement. Any applicable Deferred Payment Enhancement is allocated to your contract on the corresponding Deferred Payment Enhancement Date and, if declared by the Company, is a percentage of your remaining Purchase Payment on the Deferred Payment Enhancement Date. Deferred Purchase Payment Enhancements are reduced proportionately by partial withdrawals of that Purchase Payment prior to the Deferred Payment Enhancement Date. The Deferred Payment Enhancement Rate may increase, decrease or be eliminated at any time.

EXAMPLE 1 - NO WITHDRAWALS ARE MADE

The Upfront Payment Enhancement allocated to your contract is $2,500 (2% of $125,000).

On your 9th contract anniversary, the Deferred Payment Enhancement Date, your Deferred Payment Enhancement of $1,250 (1% of your remaining Purchase Payment or $125,000) will be allocated to your contract.

EXAMPLE 2 - WITHDRAWAL MADE PRIOR TO DEFERRED PAYMENT ENHANCEMENT DATE

As in Example 1, your Upfront Payment Enhancement is $2,500.

This example also assumes the following:

    (1) Your contract value on your 5th contract anniversary is $190,000.

    (2) You request a withdrawal of $75,000 on your 5th contract anniversary.

    (3) No subsequent Purchase Payments have been made.

    (4) No prior withdrawals have been taken.

    (5) Funds are not allocated to any of the MVA Fixed Accounts.

On your 5th contract anniversary, your penalty-free earnings in the contract are $65,000 ($190,000 contract value less your $125,000 investment in the contract). Therefore, you are withdrawing $10,000 of your initial

Purchase Payment. Your contract value will also be reduced by a $500 withdrawal charge on the $10,000 Purchase Payment (5% of $10,000). Your gross withdrawal is $75,500 of which $10,500 constitutes part of your Purchase Payment.

The withdrawal of $10,500 of your $125,000 Purchase Payment is a withdrawal of 8.4% of your Purchase Payment. Therefore, only 91.6% or $114,500 of your initial Purchase Payment remains in your contract.

On your 9th contract anniversary, the Deferred Payment Enhancement Date, assuming no other transactions occur affecting the Purchase Payment, we allocate your Deferred Payment Enhancement of $1,145 (1% of your remaining Purchase Payment, $114,500) to your contract.

II. 90 DAY WINDOW

Contracts issued with the Diversified Strategies Rewards feature may be eligible for a "Look-Back Adjustment." As of the 90th day after your contract was issued, we will total your Purchase Payments remaining in your contract at that time, without considering any investment gain or loss in contract value on those Purchase Payments. If your total Purchase Payments bring you to an Enhancement Level which, as of the date we issued your contract, would have provided for a higher Upfront and/or Deferred Payment Enhancement Rate on each Purchase Payment, you will get the benefit of the Enhancement Rate(s) that were applicable to that higher Enhancement Level at the time your contract was issued.

This example assumes the following:

    (1) No withdrawal in the first 90 days.

    (2) Initial Purchase Payment of $50,000 on November 1, 2000.

    (3) Subsequent Purchase Payment of $50,000 on January 15, 2001.

    (4) Subsequent Purchase Payment of $25,000 on January 28, 2001.

ENHANCEMENT AT THE TIME PURCHASE PAYMENT RECEIVED

                                                                                  DEFERRED
                                       PURCHASE     UPFRONT      DEFERRED         PAYMENT
                                       PAYMENT      PAYMENT       PAYMENT       ENHANCEMENT
DATE OF PURCHASE PAYMENT                AMOUNT    ENHANCEMENT   ENHANCEMENT         DATE

----------------------------------------------------------------------------------------------
November 1, 2000                       $ 50,000        2%            0%       N/A
----------------------------------------------------------------------------------------------
January 15, 2001                       $ 50,000        2%            1%       January 15, 2010
----------------------------------------------------------------------------------------------
January 28, 2001                       $ 25,000        2%            1%       January 28, 2010
----------------------------------------------------------------------------------------------

ENHANCEMENT ADJUSTMENTS ON THE 90TH DAY FOLLOWING CONTRACT ISSUE

The sum of all Purchase Payments made in the first 90 days of the contract equals $125,000. According to the Enhancement Levels in effect at the time this contract was issued, a $125,000 Purchase Payment would have received a 2% Upfront Payment Enhancement and a 1% Deferred Payment Enhancement. Under the 90 Day Window provision all Purchase Payments made within those first 90 days would receive the benefit of the parameters in place at the time the contract was issued, as if all of the Purchase Payments were received on the date of issue. Thus, the first two payment enhancements would be adjusted at the end of the 90 days as follows:

                                                                                DEFERRED
                                     PURCHASE     UPFRONT      DEFERRED          PAYMENT
                                     PAYMENT      PAYMENT       PAYMENT        ENHANCEMENT
DATE OF PURCHASE PAYMENT              AMOUNT    ENHANCEMENT   ENHANCEMENT         DATE

---------------------------------------------------------------------------------------------
November 1, 2000                     $ 50,000        2%            1%       November 1, 2009
---------------------------------------------------------------------------------------------
January 15, 2001                     $ 50,000        2%            1%       January 15, 2010
---------------------------------------------------------------------------------------------
January 28, 2001                     $ 25,000        2%            1%       January 28, 2010
---------------------------------------------------------------------------------------------

APPENDIX C - MARKET VALUE ADJUSTMENT
--------------------------------------------------------------------------------

The market value adjustment reflects the impact that changing interest rates have on the value of money invested at a fixed interest rate. The longer the period of time remaining in the term you initially agreed to leave your money in the fixed investment option, the greater the impact of changing interest rates. The impact of the market value adjustment can be either positive or negative, and is computed by multiplying the amount withdrawn, transferred or annuitized by the following factor:

                    [(1+I/(1+J+L)](to the power of N/12) - 1

                      THE MARKET VALUE ADJUSTMENT FORMULA

                          MAY DIFFER IN CERTAIN STATES

where:

                I is the interest rate you are earning on the money invested in the fixed investment option;

                J is the interest rate then currently available for the period of time equal to the number of years remaining in the term you initially agreed to leave your money in the fixed investment option; and

                L is equal to 0.005, except in Florida where it is equal to .0025.

                N is the number of full months remaining in the term you initially agreed to leave your money in the fixed investment option.

EXAMPLES OF THE MARKET VALUE ADJUSTMENT

The examples below assume the following:

    (1) You made an initial Purchase Payment of $10,000 and allocated it to the 10-year fixed investment option at a rate of 5%;

    (2) You make a partial withdrawal of $4,000 when 1 year (12 months) remain in the 10-year term you initially agreed to leave your money in the fixed investment option (N=12); and

    (3) You have not made any other transfers, additional Purchase Payments, or withdrawals.

No withdrawal charges are reflected because your Purchase Payment has been in the contract for nine full years. If a withdrawal charge applies, it is deducted before the market value adjustment. The market value adjustment is assessed on the amount withdrawn less any withdrawal charges.

POSITIVE ADJUSTMENT

Assume that on the date of withdrawal, the interest rate in effect for a new Purchase Payments in the 1-year fixed investment option is 4%.

The market value adjustment factor is

= [(1+I/(1+J+0.005)](to the power of N/12) - 1
= [(1.05)/(1.04+0.005)](to the power of 12/12) - 1
= (1.004785)(to the power of 1) - 1
= 1.004785 - 1
= +0.004785

The requested withdrawal amount is multiplied by the market value adjustment factor to determine the market value adjustment:

                         $4,000 X (+0.004785) = +$19.14

$19.14 represents the market value adjustment that would be added to your withdrawal.

NEGATIVE ADJUSTMENT

Assume that on the date of withdrawal, the interest rate in effect for new Purchase Payments in the 1-year fixed investment option is 6%.

The market value adjustment factor is

                    = [(1+I)/(1+J+0.005)](to the power of N/12) - 1
                    = [(1.05)/(1.06+0.005)](to the power of 12/12) - 1
                    = (0.985915)(to the power of 1) - 1
                    = 0.985915 - 1
                    = -0.014085

The requested withdrawal amount is multiplied by the market value adjustment factor to determine the market value adjustment:

                         $4,000 X (-0.014085) = -$56.34

$56.34 represents the market value adjustment that will be deducted from the money remaining in the 10-year fixed investment option.

APPENDIX D - DEATH BENEFITS FOLLOWING SPOUSAL CONTINUATION
--------------------------------------------------------------------------------

Capitalized terms used in the Appendix have the same meaning as they have in the Death Benefit section starting on page 26 of the prospectus.

The term "Continuation Net Purchase Payment" is used frequently to describe the death benefit options payable to the beneficiary of a Continuing Spouse. We define Continuation Net Purchase Payment as Net Purchase Payments made as of the Continuation Date. For the purposes of calculating Continuation Net Purchase Payments, the amount that equals the contract value on the Continuation Date, including the Continuation Contribution is considered a Purchase Payment. If the Continuing Spouse makes no additional Purchase Payments or withdrawals, Continuation Net Purchase Payments equal the contract value on the Continuation Date, including the Continuation Contribution.

STANDARD DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH

If the Standard Death Benefit is applicable upon the Continuing Spouse's death and the Continuing Spouse is age 74 or younger at the time of death, we will pay the beneficiary the greater of:

1. Continuation Net Purchase Payments compounded at a 3% annual growth rate until the date of death, plus any Net Purchase Payments or minus any proportionate reductions recorded after the date of death; or

2.  The contract value at the time we receive satisfactory proof of death.

If the Continuing Spouse is age 75 or older at the time of death, the Standard Death Benefit is the greater of:

1. Continuation Net Purchase Payments compounded at a 3% annual growth until the Continuing Spouse's 75th birthday, plus any Net Purchase Payments or minus any proportionate reductions recorded after age 75 until the date of death; or

2.  The contract value at the time we receive satisfactory proof of death.

ENHANCED DEATH BENEFIT PAYABLE UPON CONTINUING SPOUSE'S DEATH

If the Enhanced Death Benefit is applicable upon the Continuing Spouse's death, we will pay the Beneficiary the applicable death benefit under Option 1 or Option 2:

OPTION 1 - PURCHASE PAYMENT ACCUMULATION:

    The death benefit is the greater of:

       a. The contract value on the date we receive satisfactory proof of the Continuing Spouse's death; or

       b. Net Purchase Payments made from the original contract issue date including the Continuation Contribution, compounded to the earlier of the Continuing Spouse's 80(th) birthday or the date of death at a [5%] annual growth rate, plus any Net Purchase Payments or minus any proportionate reductions recorded after the Continuing Spouse's 80th birthday or the date of death, up to a maximum benefit of two times the Net Purchase Payments.

If the Continuing Spouse dies after the latest Annuity Date and the [5%] Accumulation option applied, any death benefit payable under the contract will be the Standard Death Benefit as described above. The Continuing Spouse's beneficiary will not receive any benefit from the Enhanced Death Benefit.

OPTION 2 - MAXIMUM ANNIVERSARY VALUE:

    If the continuing Spouse is younger than age 90 at the time of death, the death benefit is the greater of:

       a.  Continuation Net Purchase Payments; or

       b. The contract value at the time we receive satisfactory proof of the Continuing Spouse's death; or

       c. The maximum anniversary value on any contract anniversary occurring after the Continuation Date prior to the earlier of the Continuing Spouse's 81st birthday or date of death. The anniversary value equals the value of the contract anniversary plus any Net Purchase Payments or minus any Proportionate Reductions recorded since that anniversary. Contract anniversary is defined as any anniversary following the full 12 month period after the original contract issue date.

If the Continuing Spouse is age 90 or older at the time of death and the Maximum Anniversary Value option applied, the death benefit will be equal to the contract value at the time we receive satisfactory proof of death.

EARNINGS ADVANTAGE BENEFIT FOR SPOUSAL CONTINUATION:

If the original owner's Earnings Advantage remained in effect upon continuation, the Earnings Advantage benefit may increase the death benefit amount. The Earnings Advantage benefit is only available if the original owner elected the feature and it has not been discontinued or terminated. If the Continuing Spouse had earnings in the contract at the time of his/her death, we will add a percentage of those earnings (the "Earnings Advantage Percentage"), subject to a maximum dollar amount (the "Maximum Earnings Advantage Percentage"), to the death benefit payable.

The Contract Year of Death (from Continuation Date forward) will determine the Earnings Advantage Percentage and the Maximum Earnings Advantage amount, as set forth below:

----------------------------------------------------------------------------------------------------------------------------------
CONTRACT YEAR OF DEATH      EARNINGS ADVANTAGE PERCENTAGE                      MAXIMUM EARNINGS ADVANTAGE PERCENTAGE
----------------------------------------------------------------------------------------------------------------------------------
Years [0-10+]                            [0%-100%] of earnings                    [0%-100%] of Continuation Net Purchase Payments*
----------------------------------------------------------------------------------------------------------------------------------

*PURCHASE PAYMENTS MUST BE INVESTED FOR AT LEAST [TWELVE] MONTHS AT THE TIME OF YOUR DEATH TO BE INCLUDED AS PART OF CONTINUATION NET PURCHASE PAYMENTS FOR PURPOSES OF THE MAXIMUM EARNINGS ADVANTAGE CALCULATION.

WHAT IS THE CONTRACT YEAR OF DEATH?
Contract Year of Death is the number of full 12 month periods starting on the Continuation Date and ending on the Continuing Spouse's date of death.

WHAT IS THE EARNINGS ADVANTAGE AMOUNT?
We determine the Earnings Advantage amount based upon a percentage of earnings in the contract at the time of the Continuing Spouse's death. For the purpose of this calculation, earnings are defined as (1) minus (2) where

    (1) equals the contract value on the Continuing Spouse's date of death;

    (2) equals the Continuation Net Purchase Payment(s).

WHAT IS THE MAXIMUM EARNINGS ADVANTAGE AMOUNT?
The Earnings Advantage amount is subject to a maximum. The Maximum Earnings Advantage amount is a percentage of the Continuation Net Purchase Payments.

The Earnings Advantage benefit will only be paid if the Continuing Spouse's date of death is prior to the latest Annuity Date.

WE RESERVE THE RIGHT TO MODIFY, SUSPEND OR TERMINATE THE SPOUSAL CONTINUATION PROVISION (IN ITS ENTIRETY OR ANY COMPONENT) AT ANY TIME.

APPENDIX E
--------------------------------------------------------------------------------

HYPOTHETICAL EXAMPLE OF THE OPERATION OF THE INCOME PROTECTOR PROGRAM:

This table assumes a $100,000 initial investment in a Non-qualified contract with no further premiums, no withdrawals, and no premium taxes, no election of Diversified Strategies Rewards or Seasons Estate Advantage and the election of the Income Protector program at contract issue.

                           TO BE UPDATED BY AMENDMENT

                            ANNUAL INCOME IF YOU ANNUITIZE ON THE FOLLOWING CONTRACT ANNIVERSARIES:
 IF AT ISSUE YOU ARE...         1-8             9             10             15             20

----------------------------------------------------------------------------------------------------
  Male (M), Age 60*
----------------------------------------------------------------------------------------------------
  Female (F), Age 60*                               Applicable Growth Rate
----------------------------------------------------------------------------------------------------
  M and F, Age 60**                                       [0%-6.75%]
----------------------------------------------------------------------------------------------------

*   Life Annuity with 10 Year Period Certain

**  Joint and 100% Survivor Annuity with 20 Year Period Certain

APPENDIX F - PREMIUM TAXES
--------------------------------------------------------------------------------

Premium taxes vary according to the state and are subject to change without notice. In many states, there is no tax at all. Listed below are the current premium tax rates in those states that assess a premium tax. For current information, you should consult your tax adviser.

                                                              QUALIFIED   NON-QUALIFIED
STATE                                                         CONTRACT      CONTRACT
-----                                                         ---------   -------------
California..................................................     0.50%         2.35%
Maine.......................................................        0%         2.00%
Nevada......................................................        0%         3.50%
South Dakota................................................        0%         1.25%
West Virginia...............................................     1.00%         1.00%
Wyoming.....................................................        0%         1.00%

Please forward a copy (without charge) of the Seasons Select(II) Variable Annuity Statement of Additional Information to:

              (Please print or type and fill in all information.)

--------------------------------------------------------------------------------
          Name

--------------------------------------------------------------------------------
          Address

--------------------------------------------------------------------------------
          City/State/Zip

--------------------------------------------------------------------------------

Date: ___________________  Signed: _____________________________________________

Return to: Anchor National Life Insurance Company, Annuity Service Center, P.O. Box 52499, Los Angeles, California 90054-0299

                 (This page has been left blank intentionally.)

                      STATEMENT OF ADDITIONAL INFORMATION

         FIXED AND VARIABLE GROUP DEFERRED ANNUITY CONTRACTS ISSUED BY

                           VARIABLE SEPARATE ACCOUNT

       (portion relating to the Diversified Strategies Variable Annuity)

               DEPOSITOR: ANCHOR NATIONAL LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus; it should be read with the prospectus dated July 9, 2001, relating to the annuity contracts described above, a copy of which may be obtained without charge by calling 800/445-SUN2 or by written request addressed to:

                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                             ANNUITY SERVICE CENTER
                                 PO. BOX 54299
                       LOS ANGELES, CALIFORNIA 90054-0299

   THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS JULY 9, 2001.

TABLE OF CONTENTS

Separate Account............................................    3

General Account.............................................    3

Performance Data............................................    4

Annuity Payments............................................    8

Annuity Unit Values.........................................    9

Taxes.......................................................   11

Distribution of Contracts...................................   15

Financial Statements........................................   15

SEPARATE ACCOUNT
--------------------------------------------------------------------------------

Variable Separate Account was originally established by Anchor National Life Insurance Company (the "Company") on July 3, 1996 pursuant to the provisions of Arizona law, as a segregated asset account of the Company. The separate account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision of the management of the separate account or the Company by the SEC.

The assets of the separate account are the property of the Company. However, the assets of the separate account, equal to its reserves and other contract liabilities, are not chargeable with liabilities arising out of any other business the Company may conduct.

Income, gains, and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to other income, gains, or losses of the Company.

The separate account is divided into VARIABLE PORTFOLIOS and STRATEGIES, with the assets of each VARIABLE PORTFOLIO and STRATEGY invested in the shares of one or more underlying investment portfolios. The Company does not guarantee the investment performance of the separate account, its VARIABLE PORTFOLIOS and STRATEGIES or the underlying investment portfolios. Values allocated to the separate account and the amount of variable annuity payments will vary with the values of shares of the underlying investment portfolios, and are also reduced by insurance charges and fees.

The basic objective of a variable annuity contract is to provide variable annuity payments which will be to some degree responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from various types of investments. The contract is designed to seek to accomplish this objective by providing that variable annuity payments will reflect the investment performance of the separate account with respect to amounts allocated to it both before and after the Annuity Date. Since the separate account is always fully invested in shares of the underlying investment portfolios, its investment performance reflects the investment performance of those entities. The values of such shares held by the separate account fluctuate and are subject to the risks of changing economic conditions as well as the risk inherent in the ability of the underlying funds' managements to make necessary changes in their VARIABLE PORTFOLIOS and STRATEGIES to anticipate changes in economic conditions. Therefore, the owner bears the entire investment risk that the basic objectives of the contract may not be realized, and that the adverse effects of inflation may not be lessened. There can be no assurance that the aggregate amount of variable annuity payments will equal or exceed the Purchase Payments made with respect to a particular account for the reasons described above, or because of the premature death of an Annuitant.

Another important feature of the contract related to its basic objective is the Company's promise that the dollar amount of variable annuity payments made during the lifetime of the Annuitant will not be adversely affected by the actual mortality experience of the Company or the actual expenses incurred by the Company in excess of expense deductions provided for in the contract (although the Company does not guarantee the amounts of the variable annuity payments).

GENERAL ACCOUNT
--------------------------------------------------------------------------------

The General Account is made up of all of the general assets of the Company other than those allocated to the separate account or any other segregated asset account of the Company. A Purchase Payment may be allocated to the one, three, five, seven or ten year fixed investment option and/or the 6-month or 1-year DCA fixed account(s) available in connection with the general account, as elected by the owner purchasing a contract. The 6-month and 1-year DCA fixed accounts are not available if the Seasons Reward Program is elected. Assets supporting amounts allocated to a fixed investment option become part of the Company's general account assets and are available to fund the claims of all classes of customers of the Company, as well as of its creditors. Accordingly, all of the Company's assets held in the general account will be available to fund the Company's obligations under the contracts as well as such other claims.

The Company will invest the assets of the general account in the manner chosen by the Company and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

PERFORMANCE DATA
--------------------------------------------------------------------------------

From time to time the separate account may advertise the Cash Management Portfolio's "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "yield" of the Cash Management Portfolio refers to the net income generated for a contract funded by an investment in the Portfolio (which invests in shares of the Cash Management Portfolio of Seasons Series Trust) over a seven-day period (which period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Portfolio is assumed to be reinvested at the end of each seven day period. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither the yield nor the effective yield takes into consideration the effect of any capital changes that might have occurred during the seven day period, nor do they reflect the impact of premium taxes or any withdrawal charges. The impact of other recurring charges (including the mortality and expense risk charge, distribution expense charge and contract maintenance fee) on both yield figures is, however, reflected in them to the same extent it would affect the yield (or effective yield) for a contract of average size.

The Separate Account may advertise "total return" data for its VARIABLE PORTFOLIOS and STRATEGIES. Total return figures are based on historical data and are not intended to indicate future performance. The "total return" for a VARIABLE PORTFOLIO or STRATEGY is a computed rate of return that, when compounded annually over a stated period of time and applied to a hypothetical initial investment in a contract funded by that VARIABLE PORTFOLIO or STRATEGY made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period (assuming a complete redemption of the contract at the end of the period.) The effect of applicable Withdrawal Charges due to the assumed redemption will be reflected in the return figures, but may be omitted in additional return figures given for comparison.

CASH MANAGEMENT PORTFOLIO

Inception of the Cash Management portfolio occurred on March 26, 1999. The annualized current yield and effective yield for the Cash Management Portfolio for the seven day period ended April 30, 2000, were as follows:

                        TO BE UPDATED BY AMENDMENT


                                                            CURRENT YIELD   EFFECTIVE YIELD
                                                            -------------   ---------------
A. For contracts without the Seasons Rewards Program......      3.79%            3.87%
B. For contracts with the Seasons Rewards Program.........      5.87%            5.95%

Current yield is computed by first determining the Base Period Return attributable to a hypothetical contract having a balance of one Accumulation Unit at the beginning of a 7 day period using the formula:

For contracts without the Seasons Rewards Program:
--------------------------------------------------

                   Base Period Return = (EV - SV - CMF)/(SV)

For contracts with the Seasons Rewards Program:
------------------------------------------------

                 Base Period Return = (EV - SV - CMF + E)/(SV)

    where:

        SV = value of one Accumulation Unit at the start of a 7 day period

        EV = value of one Accumulation Unit at the end of the 7 day period

        CMF = an allocated portion of the $35 annual Contract Maintenance Fee, prorated for 7 days

        E =Premium Enhancement Rate, prorated for 7 days

The change in the value of an Accumulation Unit during the 7 day period reflects the income received minus any expenses accrued, during such 7 day period. The Contract Maintenance Fee (CMF) is first allocated among the VARIABLE
PORTFOLIOS and/or STRATEGIES and the general account so that each VARIABLE PORTFOLIO's and/or STRATEGY's allocated portion of the fee is proportional to the percentage of the number of accounts that have money allocated to that VARIABLE PORTFOLIO and/or STRATEGY. The fee is further reduced, for purposes of the yield computation, by multiplying it by the ratio that the value of the hypothetical contract bears to the value of an account of average size for contracts funded by the Cash Management Portfolio. Finally, as is done with the other charges discussed above, the result is multiplied by the fraction 7/365 to arrive at the portion attributable to the 7 day period.

The current yield is then obtained by annualizing the Base Period Return:

                 Current Yield = (Base Period Return) x (365/7)

The Cash Management Portfolio also quotes an "effective yield" that differs from the current yield given above in that it takes into account the effect of dividend reinvestment in the underlying fund. The effective yield, like the current yield, is derived from the Base Period Return over a 7 day period. However, the effective yield accounts for dividend reinvestment by compounding the current yield according to the formula:

     Effective Yield = [(Base Period Return + 1) TO THE POWER OF 365/7 - 1]

The yield quoted should not be considered a representation of the yield of the Cash Management Portfolio in the future since the yield is not fixed. Actual yields will depend on the type, quality and maturities of the investments held by the underlying fund and changes in interest rates on such investments.

Yield information may be useful in reviewing the performance of the Cash Management Portfolio and for providing a basis for comparison with other investment alternatives. However, the Cash Management Portfolio's yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a stated period of time.

OTHER PORTFOLIOS

The Portfolios of the separate account other than the Cash Management Portfolio compute their performance data as "total return."

Total return for a Portfolio represents a single computed annual rate of return that, when compounded annually over a specified time period (one, five, and ten years, or since inception) and applied to a hypothetical initial investment in a contract funded by that Portfolio made at the beginning of the period, will produce the same contract value at the end of the period that the hypothetical investment would have produced over the same period. The total rate of return
(T) is computed so that it satisfies the formula:

For contracts without the Seasons Rewards Program:
--------------------------------------------------

                       P (1 + T) TO THE POWER OF n = ERV

For contracts with the Seasons Rewards Program:
------------------------------------------------

                   [P (1 + E)](1 + T) TO THE POWER OF n = ERV

    where:

        P = a hypothetical initial payment of $1,000

        T = average annual total return

        n = number of years

        E = Payment Enhancement Rate

        ERV = redeemable value of a hypothetical $1,000 payment made at the beginning of the 1,5 or 10 year period as of the end of the period (or fractional portion thereof)

Standardized performance for the Portfolios and Strategies available in this contract reflect total returns using the method of computation discussed below:

    - Using the seven year surrender charge schedule available on contracts issued without the Seasons Rewards Program. No enhancement is reflected under the calculation, as the Payment Enhancement is not available unless the Seasons Rewards is elected; AND

    - Using the nine year surrender charge schedule available on contracts issued with the Seasons Rewards Program, including the minimum Upfront Payment Enhancement of 2% of Purchase Payments and calculating the value after redemption only based on the initial $1,000 Purchase Payment.

We may, from time to time, advertise other variations of performance along with the standardized performance as described above. We may, in sales literature, show performance only applicable to one surrender charge schedule to a contract holder who has already the contract with or without the Seasons Rewards Program. However, we will not report performance for the contract featuring the Seasons Rewards Program, unless net of withdrawal charges. The total return figures reflect the effect of both non-recurring and recurring charges. The applicable Withdrawal Charge (if any) is deducted as of the end of the period, to reflect the effect of the assumed complete redemption. Total return figures are derived from historical data and are not intended to be a projection of future performance. Variable Separate Account also funds two other contracts (Seasons and Seasons Select) which have been in existence longer than the Seasons Select II Variable Annuity. The STRATEGIES in Seasons Select II have been available in the Seasons contract since April 15, 1997 and in the Seasons Select contract since March 1, 1999. The SELECT PORTFOLIOS have been available since March 1, 1999 and the FOCUSED PORTFOLIOS since July 5, 2000 in the Seasons Select contract. Sales of Seasons Select II began on October 16, 2000. The one year and since inception numbers for the STRATEGIES and PORTFOLIOS are based on Seasons and Seasons Select historical data (which are adjusted for the fees and charges applicable to Seasons Select II) and represent adjusted actual performance of the separate account.

              PERFORMANCE TABLES TO BE UPDATED BY AMENDMENT

TOTAL ANNUAL RETURN FOR THE PERIOD ENDING ______________ (RETURN WITH/WITHOUT REDEMPTION) FOR CONTRACTS WITHOUT THE SEASONS REWARDS PROGRAM*

                                                          1 YEAR RETURN                       SINCE FUND INCEPTION**
                                               -----------------------------------      ----------------------------------
PORTFOLIOS                 INCEPTION DATE            W                    W/O                 W                   W/O
----------                 --------------      --------------        -------------      -------------        -------------





                                                          1 YEAR RETURN                        SINCE FUND INCEPTION
                                               -----------------------------------      ----------------------------------
SELECT PORTFOLIOS          INCEPTION DATE            W                    W/O                 W                   W/O
-----------------          --------------      --------------        -------------      -------------        -------------










FOCUSED PORTFOLIOS
-------------------------





TOTAL ANNUAL RETURN FOR THE PERIOD ENDING _______________ (RETURN WITH/WITHOUT REDEMPTION) FOR CONTRACTS WITH THE SEASONS REWARDS PROGRAM*

                                                          1 YEAR RETURN                       SINCE FUND INCEPTION***
                                               -----------------------------------      ----------------------------------
STRATEGIES                 INCEPTION DATE            W                    W/O                 W                   W/O
----------                 --------------      --------------        -------------      -------------        -------------





                                                          1 YEAR RETURN                        SINCE FUND INCEPTION
                                               -----------------------------------      ----------------------------------
SELECT PORTFOLIOS          INCEPTION DATE            W                    W/O                 W                   W/O
-----------------          --------------      --------------        -------------      -------------        -------------










FOCUSED PORTFOLIOS**
-------------------------





* These rates of return do not reflect election of the optional Income Protector Program or Seasons Estate Advantage. The rates of return would be lower if these optional features were included in the calculations.

**   These portfolios were not available for sale in fiscal year 2000.

*** These rates of return were calculated utilizing Seasons rates for the related periods, adjusting for differences in fees.

ANNUITY PAYMENTS
--------------------------------------------------------------------------------

INITIAL ANNUITY PAYMENT

The initial annuity payment is determined by taking the contract value, less any premium tax, less any Market Value Adjustment that may apply in the case of a premature annuitization of CERTAIN guarantee amounts, and then applying it to the annuity table specified in the contract. Those tables are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated second person, if any.

The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly annuity payment. In the case of a variable annuity, that amount is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each variable annuity payment. The number of Annuity Units determined for the first variable annuity payment remains constant for the second and subsequent monthly variable annuity payments, assuming that no reallocation of contract values is made.

SUBSEQUENT MONTHLY PAYMENTS

For a fixed annuity, the amount of the second and each subsequent monthly annuity payment is the same as that determined above for the first monthly payment.

The amount of the second and each subsequent monthly variable annuity payment is determined by multiplying the number of Annuity Units, as determined in connection with the determination of the initial monthly payment, above, by the Annuity Unit Value as of the day preceding the date on which each annuity payment is due.

INCOME PAYMENTS UNDER THE INCOME PROTECTOR FEATURE

If contract holders elect to begin Income Payments using the Income Protector feature, the Income Benefit Base is determined as described in the prospectus. The initial monthly Income Payment is determined by applying the annuitization factor specifically designated for use in conjunction with the Income Protector feature (either in the Contract or in the Endorsement) to the Income Benefit Base and then dividing by 1,000. The Income Benefit Base must be divided by 1,000 since the annuitization factors included in those tables are based on a set amount per $1,000 of Income Benefit Base. The amount of the second and each subsequent Income Payment is the same as the first monthly payment. The appropriate rate must be determined by the gender (except where, as in the case of certain Qualified contracts and other employer-sponsored retirement plans, such classification is not permitted) and age of the Annuitant and designated Joint Annuitant, if any, and the Income Option selected.

ANNUITY UNIT VALUES
--------------------------------------------------------------------------------

The value of an Annuity Unit is determined independently for each VARIABLE PORTFOLIO and STRATEGY. The annuity tables contained in the contract are based on a 3.5% per annum assumed investment rate. If the actual net investment rate experienced by a VARIABLE PORTFOLIO or STRATEGY exceeds
3.5010, variable annuity payments derived from allocations to that VARIABLE PORTFOLIO or STRATEGY will increase over time. Conversely, if the actual rate is less than 3.5%, variable annuity payments will decrease over time. If the net investment rate equals 3.5%, the variable annuity payments will remain constant. If a higher assumed investment rate had been used, the initial monthly payment would be higher, but the actual net investment rate would also have to be higher in order for annuity payments to increase (or not to decrease).

The payee receives the value of a fixed number of Annuity Units each month. The value of a fixed number of Annuity Units will reflect the investment performance of the VARIABLE PORTFOLIOS and/or STRATEGIES elected, and the amount of each annuity payment will vary accordingly.

For each VARIABLE PORTFOLIO and/or STRATEGY, the value of an Annuity Unit is determined by multiplying the Annuity Unit value for the preceding month by the Net Investment Factor for the month for which the Annuity Unit value is being calculated. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 3.5% per annum which is assumed in the annuity tables contained in the contract.

NET INVESTMENT FACTOR

The Net Investment Factor ("NIF") is an index applied to measure the net investment performance of VARIABLE PORTFOLIO or STRATEGY from one month to the next. The NIF may be greater or less than or equal to one; therefore, the value of an Annuity Unit may increase, decrease or remain the same.

The NIF for any VARIABLE PORTFOLIO or STRATEGY for a certain month is determined by dividing (a) by (b) where:

(a) is the Accumulation Unit value of the VARIABLE PORTFOLIO or STRATEGY determined as of the end of that month, and

(b) is the Accumulation Unit value of the VARIABLE PORTFOLIO or STRATEGY determined as of the end of the preceding month.

The NIF for a VARIABLE PORTFOLIO or STRATEGY for a given month is a measure of the net investment performance of the VARIABLE PORTFOLIO or STRATEGY from the end of the prior month to the end of the given month. A NIF of 1.000 results from no change; a NIF greater than 1.000 results from an increase; and a NIF less than 1.000 results from a decrease. The NIF is increased (or decreased) in accordance with the increases (or decreases, respectively) in the value of the shares of the underlying investment portfolios in which the VARIABLE PORTFOLIO or STRATEGY invests; it is also reduced by separate account asset charges.

ILLUSTRATIVE EXAMPLE

Assume that one share of a given VARIABLE PORTFOLIO or STRATEGY had an Accumulation Unit value of $11.46 as of the close of the New York Stock Exchange ("NYSE") on the last business day in September; that its Accumulation Unit value had been $11.44 at the close of the NYSE on the last business day at the end of the previous month. The NIF for the month of September is:

                             NIF = ($11.46/$11.44)

                                 = 1.00174825

ILLUSTRATIVE EXAMPLE

The change in Annuity Unit value for a VARIABLE PORTFOLIO or STRATEGY from one month to the next is determined in part by multiplying the Annuity Unit value at the prior month end by the NIF for that VARIABLE PORTFOLIO or STRATEGY for the new month. In addition, however, the result of that computation must also be multiplied by an additional factor that takes into account, and neutralizes, the assumed investment rate of 3.5 percent per annum upon which the annuity payment tables are based. For example, if the net investment rate for a VARIABLE PORTFOLIO or STRATEGY (reflected in the NIF) were equal to the assumed investment rate, the variable annuity payments should remain constant (i.e., the Annuity Unit value should not change). The monthly factor that neutralizes the assumed investment rate of 3.5 percent per annum is:

                       1/[(1.035) ^ (1/12)] = 0.99713732

In the example given above, if the Annuity Unit value for the VARIABLE PORTFOLIO or STRATEGY was $10.103523 on the last business day in August, the Annuity Unit value on the last business day in September would have been:

               $10.103523 x 1.00174825 x 0.99713732 = $10.092213

To determine the initial payment, the initial annuity payment for variable annuitization is calculated based on our mortality expectations and an assumed interest rate (AIR) of 3.5%. Thus the initial variable annuity payment is the same as the initial payment for a fixed interest payout annuity calculated at an effective rate of 3.5%.

The Net Investment Factor (NIF) measures the performance of the funds that are the basis for the amount of future annuity payments. This performance is compared to the AIR, and if the growth in the NIF is the same as the AIR rate the payment remains the same as the prior month. If the rate of growth of the NIF is different than the AIR, then the payment is changed proportionately to the ratio (1+NIF)/(1+AIR), calculated on a monthly basis. If the NIF is greater than the AIR, then this proportion is greater than one and payments are increased. If the NIF is less than the AIR, then this proportion is less than one and payments are decreased.

VARIABLE ANNUITY PAYMENTS

ILLUSTRATIVE EXAMPLE

Assume that a male owner, P, owns a contract in connection with which P has allocated all of his contract value to a single VARIABLE PORTFOLIO or STRATEGY. P is also the sole Annuitant and, at age 60, has elected to annuitize his contract as a life annuity with 120 monthly payments guaranteed. As of the last valuation preceding the Annuity Date, P's Account was credited with 7543.2456 Accumulation Units each having a value of $15.432655, (i.e., P's Account Value is equal to 7543.2456 x $15.432655 =
$116,412.31). Assume also that the Annuity Unit value for the VARIABLE PORTFOLIO or STRATEGY on that same date is $13.256932, and that the Annuity Unit value on the day immediately prior to the second annuity payment date is $13.327695.

P's first variable annuity payment is determined from the annuity rate tables in P's contract, using the information assumed above. From the tables, which supply monthly annuity payments for each $1,000 of applied contract value, P's first variable annuity payment is determined by multiplying the monthly installment of $5.42 (Option 4 tables, male Annuitant age 60 at the Annuity Date) by the result of dividing P's account value by $1,000:

             First Payment = $5.42 x ($116,412.31/$1,000) = $630.95

The number of P's Annuity Units (which will be fixed; i.e., it will not change unless he transfers his Account to another Account) is also determined at this time and is equal to the amount of the first variable annuity payment divided by the value of an Annuity Unit on the day immediately prior to annuitization:

                 Annuity Units = $630.95/$13.256932 = 47.593968

P's second variable annuity payment is determined by multiplying the number of Annuity Units by the Annuity Unit value as of the day immediately prior to the second payment due date:

               Second Payment = 47.593968 x $13.327695 = $634.32

The third and subsequent variable annuity payments are computed in a manner similar to the second variable annuity payment.

Note that the amount of the first variable annuity payment depends on the contract value in the relevant VARIABLE PORTFOLIO or STRATEGY on the Annuity Date and thus reflects the investment performance of the VARIABLE PORTFOLIO or STRATEGY net of fees and charges during the Accumulation Phase. The amount of that payment determines the number of Annuity Units, which will remain constant during the Annuity Phase (assuming no transfers from the VARIABLE PORTFOLIO or STRATEGY). The net investment performance of the VARIABLE PORTFOLIO or STRATEGY during the Annuity Phase is reflected in continuing changes during this phase in the Annuity Unit value, which determines the amounts of the second and subsequent variable annuity payments.

TAXES
--------------------------------------------------------------------------------

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. A contract owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a non-annuity distribution or as annuity payments under the annuity payment option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a withdrawal (partial redemption), federal tax liability is determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with Non-qualified plans, the cost basis is generally the Purchase Payments, while for contracts issued in connection with Qualified plans there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, the taxable portion is determined by a formula which establishes the ratio that the cost basis of the contract bears to the total value of annuity payments for the term of the annuity contract. The taxable portion is taxed at ordinary income tax rates. Contract owners, Annuitants and Beneficiaries under the contracts should seek competent financial advice about the tax consequences of distributions under the retirement plan under which the contracts are purchased.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from the Company and its operations form a part of the Company.

WITHHOLDING TAX ON DISTRIBUTIONS

The Code generally requires the Company (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of Qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct "trustee to trustee" transfer. This requirement is mandatory and cannot be waived by the owner. Withholding on other types of distributions can be waived.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax-sheltered annuity qualified under Section 403(b) of the Code (other than (1) annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee and his or her designated Beneficiary, or for a specified period of ten years or more; and (2) distributions required to be made under the Code). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

DIVERSIFICATION--SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contracts meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued regulations which establish diversification requirements for the investment portfolios underlying annuity variable contracts such as the contracts. The regulations amplify the diversification requirements for variable annuity contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations an investment portfolio will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

MULTIPLE CONTRACTS

Multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. The Company believes that Congress intended to affect the purchase of multiple deferred annuity contracts which may have been purchased to avoid withdrawal income tax treatment. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

TAX TREATMENT OF ASSIGNMENTS

An assignment of a contract may have tax consequences, and may also be prohibited by ERISA in some circumstances. Owners should therefore consult competent legal advisers should they wish to assign their contracts.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in CONWAY VS. COMMISSIONER, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in CONWAY. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under Section 72 of the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should seek their own tax advice.

QUALIFIED PLANS

The contracts offered by this prospectus are designed to be suitable for use under various types of Qualified plans. Taxation of owners in each Qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued pursuant to the plan.

Following are general descriptions of the types of Qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding Qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a Qualified plan.

Contracts issued pursuant to Qualified plans include special provisions restricting contract provisions that may otherwise be available and described in this prospectus. Generally, contracts issued pursuant to Qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified contracts.

(a) H.R. 10 PLANS

Section 401 of the Code permits self-employed individuals to establish Qualified plans for themselves and their employees, commonly referred to as "H.R. 10" or "Keogh" Plans. Contributions made to the plan for the benefit of the employees will not be included in the gross income of the employees until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all plans on such items as: amounts of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with an H.R. 10 Plan should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) TAX-SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, education and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c) INDIVIDUAL RETIREMENT ANNUITIES

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(d) ROTH IRA

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a regular IRA under Section 408(b) of the Code, contributions to a Roth IRA are not made on a tax deferred basis, but distributions are tax-free if certain requirements are satisfied. Like regular IRAs, Roth IRAs are subject to limitations on the amount that may be contributed, those who may be eligible and the time when distributions may commence without tax penalty. Certain persons may be eligible to convert a regular IRA into a Roth IRA, and the resulting income tax may be spread over four years if the conversion occurs before January 1, 1999. If and when Contracts are made available for use with Roth IRAs they may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contracts for this purpose will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency.

(e) CORPORATE PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 401(k) of the Code permit corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with corporate pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(f) DEFERRED COMPENSATION PLANS--SECTION 457

Under Section 457 of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans which may invest, in annuity contracts. The Code, as in the case of Qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. However, under a 457 plan all the plan assets shall remain solely the property of the employer, subject only to the claims of the employer's general creditors until such time as made available to an owner or a Beneficiary. As of January 1, 1999 all 457 plans of state and local governments must hold assets and income in trust (or custodial accounts or an annuity contract) for the exclusive benefit of participants and their beneficiaries.

DISTRIBUTION OF CONTRACTS
--------------------------------------------------------------------------------

The contracts are offered through SunAmerica Capital Services, Inc., located at 733 Third Avenue, 4th Floor, New York, New York 10017. SunAmerica Capital Services, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. The Company and SunAmerica Capital Services, Inc. are each an indirect wholly owned subsidiary of SunAmerica Inc. No underwriting fees are paid in connection with the distribution of the contracts. Contracts are offered on a continuous basis.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

TO BE UPDATED BY AMENDMENT



The audited consolidated financial statements of the Company as of are presented in this Statement of Additional Information. The financial statements of the Company should be considered only as bearing on the ability of the Company to meet its obligation under the contracts. As of the date of this Statement of Additional Information, sale of Diversified Strategies contracts had not begun. Therefore, financial statements for Variable Separate Account (portion relating to the Diversified Strategies Variable Annuity) are not contained herein.

                          PART C -- OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial Statements

    The following financial statements are included in Part B of the Registration Statement:

                 TO BE UPDATED BY AMENDMENT

        Audited Consolidated Financial Statements of Anchor National Life Insurance Company as of


        Audited Financial Statements of Variable Separate Account (Portion Relating to the DIVERSIFIED STRATEGIES VARIABLE ANNUITY do not appear herein as sales have not yet begun.

(B)  EXHIBITS

(1)        Resolutions Establishing Separate Account.............................  ***
(2)        Custody Agreements....................................................  ***
(3)        (a) Form of Distribution Contract.....................................  By Amendment
           (b) Form of Selling Agreement.........................................  ***
(4)        (a) Variable Annuity Contract.........................................  ***
           (b) Endorsement.......................................................  **
(5)        (a) Application for Contract..........................................  ***
           (b) Participant Enrollment Form.......................................  ***
(6)        Depositor -- Corporate Documents
           (a) Certificate of Incorporation......................................  ***
           (b) By-Laws...........................................................  *
(7)        Reinsurance Contract..................................................  Not Applicable
(8)        Seasons Series Trust Fund Participation Agreement.....................  ***
(9)        Opinion of Counsel....................................................  By Amendment
           Consent of Counsel....................................................  Not Applicable
(10)       Consent of Independent Accountants....................................  By Amendment
(11)       Financial Statements Omitted from Item 23.............................  Not Applicable
(12)       Initial Capitalization Agreement......................................  Not Applicable
(13)       Performance Computations..............................................  By Amendment
(14)       Diagram and Listing of All Persons Directly or Indirectly Controlled
            By or Under Common Control with Anchor National Life Insurance
            Company, the Depositor of Registrant.................................  *
(15)       Powers of Attorney....................................................  *

------------------------

   * Filed Herewith

  ** Filed with Variable Annuity Account Five and Anchor National Registration
     Statement 333-08859, 811-7727, Post-Effective Amendment 2 & 3 on
     July 27, 1998.

 *** Filed with Variable Annuity Account Five and Anchor National Registration
     Statement 333-08859, 811-7727, Pre-Effective Amendment 1 on
     March 11, 1997.

**** Filed with Variable Annuity Account Five and Anchor National Registration
     Statement 333-08859, 811-7727, Post-Effective Amendment 8 and 9 on April 7, 2000.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

    The officers and directors of Anchor National Life Insurance Company are listed below. Their principal business address is 1 SunAmerica Center, Los Angeles, California 90067-6022, unless otherwise noted.

NAME                                                 POSITION
---------------------------------------------------  ---------------------------------------------------
Jay S. Wintrob                                       Director, President and Chief Executive Officer

NAME                                                 POSITION
---------------------------------------------------  ---------------------------------------------------
Jana W. Greer                                        Director and Senior Vice President
James R. Belardi                                     Director and Senior Vice President
N. Scott Gillis                                      Director and Senior Vice President
Edwin R. Raquel                                      Senior Vice President and Chief Actuary
Marc H. Gamsin                                       Director and Senior Vice President
Mark A. Zaeske                                       Treasurer
Gregory M. Outcalt                                   Senior Vice President
J. Franklin Grey                                     Vice President
Maurice Hebert                                       Vice President and Controller
Edward P. Nolan*                                     Vice President
Scott H. Richland                                    Vice President
P. Daniel Demko, Jr.                                 Vice President
Stewart R. Polakov                                   Vice President
Lawrence M. Goldman                                  Vice President and Assistant Secretary
Christine A. Nixon                                   Vice President and Secretary
Virginia N. Puzon                                    Assistant Secretary

------------------------

*88 Bradley Road, P.O. Box 4005, Woodbridge, Connecticut 06525

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

    The Registrant is a separate account of Anchor National Life Insurance Company (Depositor). Depositor is a subsidiary of American International Inc. ("AIG"). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor or Registrant, see Exhibit 14 of the registration statement. As of January 4, 1999, Anchor National became an indirect wholly-owned subsidiary of American International Group, Inc. ("AIG"). An organizational chart for AIG can be found in Form 10-K, SEC file number 001-08787 filed March 30, 2000.

ITEM 27.  NUMBER OF CONTRACT OWNERS

    Sales of the Diversified Strategies Variable Annuity have not yet begun.

ITEM 28.  INDEMNIFICATION

    None.

ITEM 29.  PRINCIPAL UNDERWRITER

    SunAmerica Capital Services, Inc. serves as distributor to the Registrant,Variable Separate Account, Presidential Variable Account One, FS Variable Separate Account, Variable Annuity Account One, FS Variable Annuity Account One, Variable Annuity Account Four and Variable Annuity Account Seven. SunAmerica Capital Services, Inc. also serves as the underwriter to the SunAmerica Income Funds, SunAmerica Equity Funds, SunAmerica Money Market Funds, Inc., Style Select Series, Inc. and the SunAmerica Strategic Investment Series, Inc., all issued by Sunamerica Asset Management Corp.

    Its principal business address is 733 Third Avenue, 4th Floor, New York, New York 10017. The following are the directors and officers of SunAmerica Capital Services, Inc.

NAME                                                 POSITION WITH DISTRIBUTOR
---------------------------------------------------  ---------------------------------------------------
Peter A. Harbeck                                     Director
J. Steven Neamtz                                     Director & President
Robert M. Zakem                                      Director, Executive Vice President, General Counsel
                                                      & Assistant Secretary
James Nichols                                        Vice President
Christine A. Nixon                                   Secretary
Lawrence M. Goldman                                  Assistant Secretary
Virginia N. Puzon                                    Assistant Secretary



                                                   NET DISTRIBUTION    COMPENSATION ON
                                                     DISCOUNTS AND      REDEMPTION OR      BROKERAGE
NAME OF DISTRIBUTOR                                   COMMISSIONS       ANNUITIZATION     COMMISSIONS    COMMISSIONS*
-------------------------------------------------  -----------------  -----------------  -------------  ---------------
SunAmerica Capital Services, Inc.                           None               None             None            None

------------------------

*Distribution fee is paid by Anchor National Life Insurance Company.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

    Anchor National Life Insurance Company, the Depositor for the Registrant, is located at 1 SunAmerica Center, Los Angeles, California 90067-6022. SunAmerica Capital Services, Inc., the distributor of the Contracts, is located at 733 Third Avenue, New York, New York 10017. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

    State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02100, maintains certain accounts and records pursuant to the instructions of the Registrant.

ITEM 31.  MANAGEMENT SERVICES

    Not Applicable.

ITEM 32.  UNDERTAKINGS

    Registrant undertakes to (1) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (2) include either (A) as part of any application to purchase a Contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (B) a postcard or similar written communication affixed to or included in the Prospectus that the Applicant can remove to send for a Statement of Additional Information; and (3) deliver a Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

ITEM 33.  REPRESENTATION

a) The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
    Section 403(b)(11) to the attention of the potential participants;

4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

b) REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940: The Company represents that the fees and charges to be deducted under the variable annuity contract described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the contract.

                                   SIGNATURES

    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 5th day of April, 2001.

                                  VARIABLE SEPARATE ACCOUNT
                                                   (Registrant)

                                  ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                                   (Depositor)


                                  By:             /s/ JAY S. WINTROB
                                     -------------------------------------------
                                                   Jay S. Wintrob
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                  ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                                   (Depositor)

                                  By:             /s/ JAY S. WINTROB
                                     -------------------------------------------
                                                   Jay S. Wintrob
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

    As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated.

                      SIGNATURE                                       TITLE                                     DATE
------------------------------------------------------  ------------------------------------  ----------------------
                 /s/ JAY S. WINTROB
     -------------------------------------------        President, Chief Executive Officer    April 5, 2001
                    Jay S. Wintrob                                and Director
                                                         (Principal Executive Officer)

               /s/ MARC H. GAMSIN                          Senior Vice President and          April 5, 2001
     -------------------------------------------                    Director
                  Marc H. Gamsin

               /s/ N. SCOTT GILLIS                          Senior Vice President and         April 5, 2001
     -------------------------------------------          Director (Principal Financial
                   N. Scott Gillis                                   Officer)

               /s/ JAMES R. BELARDI                          Senior Vice President and        April 5, 2001
     -------------------------------------------                    Director
                   James R. Belardi

                /s/ JANA W. GREER                            Senior Vice President and        April 5, 2001
     -------------------------------------------                    Director
                    Jana W. Greer

                      SIGNATURE                                       TITLE                                     DATE
------------------------------------------------------  ------------------------------------  ----------------------
               /s/ MAURICE HEBERT
     -------------------------------------------         Vice President and Controller        April 5, 2001
                   Maurice Hebert                        (Principal Accounting Officer)


                                 EXHIBIT INDEX


 EXHIBIT NO.   DESCRIPTION
-------------  -----------------------------------------------------------------
 (6b)           By Laws of Anchor National Life Insurance Company
 (14)           Diagram
 (15)           Power of Attorney